MeWe I EB (THE "SPV"),
a series of Wefunder SPV, LLC, a Delaware limited
liability company (the "LLC")

Subscription Agreement

[INVESTMENT AMOUNT] **[INVESTMENT DATE]**

MeWe I EB (the "SPV"), a series of Wefunder SPV, LLC (the "LLC"), is a special purpose vehicle that will invest all of its assets in securities issued by Sgrouples, Inc. dba MeWe (the "Company"). By making an investment in the SPV through the Wefunder website, I understand and agree to the representations set forth below.

I have reviewed the following information and documents in connection with this Subscription Agreement:

1. The information on the Wefunder website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that none of Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or Wefunder Advisors, LLC, nor any of their affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information;

2. The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

3. The Series Appendix, an appendix to the Wefunder SPV, LLC limited liability company agreement (the **"LLC Agreement"**), which sets forth certain specific terms of the SPV;

4. The Terms Appendix, which summarizes the terms of the Company securities to be purchased by the SPV;

5. The LLC Agreement, which sets forth other terms applicable to each SPV;

6. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

7. The Wefunder Investor Agreement; and

8. The Wefunder Terms of Service.

By making an investment in the SPV through the Wefunder website, I agree to be bound by this Subscription Agreement and the terms of the other agreements listed above with respect to my investment in the SPV.

Subscription Agreement

SCOPE OF AGREEMENT AND INVESTOR ELIGIBILITY REPRESENTATIONS

A. This agreement ("**Agreement**") applies to each investment in a series ("**SPV**") of Wefunder SPV, LLC (the "**LLC**"). Each series is a separate pool of assets from every other series. Each SPV will invest all of its assets in securities issued by a single company ("**Company**") as set forth in the applicable series appendix ("**Series Appendix**") to the Wefunder SPV, LLC limited liability company agreement ("**LLC Agreement**"). The terms of the Company securities to be purchased by the SPV are summarized in an appendix ("**Terms Appendix**") attached to this Agreement.

B. Each SPV is formed by and operated by Wefunder Admin, LLC on behalf of the Company in whose securities that SPV invests.

C. Important information about the Company, about the related SPV, and more generally about investments through the Wefunder website, is available through the Wefunder website. The Investor should review that information, and all relevant Company Information (as defined below), carefully before making an investment in any SPV.

D. Each SPV will offer membership interests ("**Interests**") in that SPV pursuant to Regulation Crowdfunding under the U.S. Securities Act of 1933, as amended (the "**Securities Act**").

E. You hereby agree that each time you make an investment in any SPV, you will be deemed to have entered into this Agreement, and will be deemed to have made each representation and covenant contained in this Agreement.

F. Except as the context otherwise requires, any reference in this Subscription Agreement to:

1. a "SPV" shall mean "The LLC acting solely on behalf of and for the account of the SPV";

2. "Investor" and "you" shall mean a person (whether individually, jointly with another person, or through his or her individual retirement account) who has agreed to invest, or has invested, in any SPV; and

3. "Company Information" means:

    a. The information on the Wefunder website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that neither Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or Wefunder Advisors, LLC (together, the "Wefunder entities," nor any of their affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information;

    b. The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

    c. The Series Appendix, an appendix to the Wefunder SPV, LLC limited liability company agreement (the "LLC Agreement"), which sets forth certain specific terms of the SPV;

    d. The Terms Appendix, which summarizes the terms of the Company securities to be purchased by the SPV;

    e. The LLC Agreement, which sets forth other terms applicable to each SPV;

    f. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

    g. The Wefunder Investor Agreement; and

    h. The Wefunder Terms of Service.

INVESTOR'S REPRESENTATIONS AND COVENANTS

1. **Investor's Review of Information and Investment Decision**

1.1. The Investor has carefully read and understands the Company Information. The Investor acknowledges that it has made an independent decision to invest indirectly in the Company through the SPV and that, in making its decision to invest in a SPV, the Investor has relied solely upon the Company Information, any other relevant information on the Wefunder website, and independent investigations made by the Investor. The Investor understands that no representations or warranties have been made to the Investor by the LLC, the relevant SPV, any administrator appointed from time to time with respect to the SPV (the "Administrator"), any lead investor appointed from time to time with respect to the SPV (the "Lead Investor"), or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them regarding the Company.

1.2. The Investor has been provided an opportunity to request additional information concerning the Company and the offering through the **Ask A Question** feature on wefunder.com.

1.3. The Investor understands and agrees that neither Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC, any of their affiliates, nor any director, manager, officer, shareholder, member, employee or agent of Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or any of their affiliates (each, a "Wefunder Party," and collectively, "Wefunder Parties") shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Company. Such materials may include, but are not limited to, information provided by the Company in the Form C related to the offering, information available through the Wefunder website, and materials distributed to the Investor by the SPV on behalf of a Company.

1.4. The Investor represents and agrees that no Wefunder Party has recommended or suggested any investment in a SPV, or any investment related to a Company, to the Investor.

1.5. Investor understands that no Wefunder Party is an adviser to Investor, and that Investor is not an advisory or other client of any Wefunder Party.

1.6. The Investor is not relying on any Wefunder Party or any other person or entity with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Investor's own advisers that are not affiliated with any of the foregoing persons.

1.7. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor's investment in the SPV and is able to bear such risks. The Investor has obtained, in the Investor's judgment, sufficient information to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the SPV, understands there are substantial risks of loss incidental to the purchase of an Interest and has determined that the Interest is a suitable investment for the Investor and consistent with the general investment objectives of the Investor.

2. **Investor's Representations Related To Investment in a SPV.**

2.1. The Investor is acquiring the Interest for its own account, for investment purposes only and not with an intent to resell or distribute the Interest (or any distributions received from the SPV in whole or in part), and the Investor agrees that it will not sell or otherwise transfer the Interest unless in compliance with Regulation Crowdfunding and other applicable securities laws, and with the terms and conditions of this Agreement.

2.2. The Investor's investment in the Interest is consistent with the investment purposes, objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity.

2.3. The Investor has all requisite power, authority and capacity to acquire and hold the Interest and to execute, deliver and comply with the terms of each of the instruments required to be executed and delivered by the Investor in connection with the Investor's subscription for the Interest, including without limitation this Subscription Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under, any instruments governing the Investor, any law, regulation or order, or any agreement or other undertaking to which the Investor is a party or by which the Investor may be bound. If the Investor is an entity, the person executing and delivering

each of such instruments on behalf of the Investor has all requisite power, authority and capacity to execute and deliver such instruments, and, upon request by the SPV, will furnish to the SPV a true and correct copy of any instruments governing the Investor, including all amendments thereto. The signature on each of such instruments is genuine and each of such instruments constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms.

2.4. The Wefunder Parties are each hereby authorized and instructed to accept and execute any instructions in respect of the Interest given by the Investor in written or electronic form. The Wefunder Parties may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

2.5. Pursuant to the requirements of Treas. Reg. § 301.6109-1(c), the Investor has provided, or agrees to provide upon the earlier of (i) two years of an acquisition of an Interest or (ii) twenty (20) days before any distribution is to be made from the SPV, his, her or its taxpayer identification number (e.g., social security number or employer identification number) under penalties of perjury and has or will attest that the Internal Revenue Service has not notified the Investor that he, she or it is subject to backup withholding.

3. **The Manager Has The Right To Reject Any Subscription, In Whole Or In Part.**

3.1. The Investor understands that the SPV will not register as an investment company under the U.S. Investment Company Act of 1940, as amended (the "**Investment Company Act**"), nor will it make a public offering of its securities within the United States.

3.2. The Investor understands that the value of all investments in any SPV made through individual retirement accounts ("**IRAs**") must be less than 25% of the value of the SPV's assets.

3.3. If the Investor is investing in a SPV through an employee benefit plan of any kind, including an individual retirement account (the "**Plan**"), and an individual or entity (the "**Fiduciary**") has entered into this Agreement on behalf of the Plan, the Fiduciary hereby makes the following representations, warranties, and covenants:

i. The Fiduciary is a fiduciary of the Plan who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Fund is consistent with the Fiduciary's responsibilities to the Plan under Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Investor, and the Fiduciary hereby agrees that, except for the representations, covenants and agreements contained in this section 3.3. all representations, covenants and agreements contained in this Agreement are made on behalf of the Investor who is investing through the Plan.

ii. The execution and delivery of this Subscription Agreement, and the investment contemplated hereby has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust; and (B) will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments.

iii. The Fiduciary acknowledges that the assets of the Fund will be invested in accordance with the Company Information related to that Fund.

iv. The Plan's purchase and holding of an Interest will not constitute a non-exempt transaction prohibited under ERISA, Section 4975 of the Internal Revenue Code (the "**Code**"), or any similar laws or other federal, state, local, foreign or other laws or regulations applicable to the Plan and its investments. None of the Wefunder entities nor any of their affiliates, agents, or employees: (A) exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase an Interest, (B) renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or (C) is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

v. The Fiduciary understands and agrees to the fee arrangements described in the Company Information.

vi. The Fiduciary understands and agrees that, to prevent the assets of the SPV from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Code, the Investor may be prohibited from purchasing or acquiring an Interest or may be required to redeem its Interest or a portion thereof.

3.4. The Investor acknowledges that the SPV and any Administrator, on the SPV's behalf, may not accept any investment from an Investor if the Investor cannot truthfully make the representations contained herein.

4. **The Correctness And Accuracy Of All Information Provided By Investor To The LLC Or The SPV.**

4.1. The Investor confirms that all information and documentation provided to the LLC, the SPV, and any Administrator, including, but not limited to, all information regarding the Investor's identity, taxpayer identification number, the source of the funds to be invested in the SPV, and the Investor's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct and complete. Should any such information change or no longer be accurate, the Investor agrees and covenants that they will promptly notify the Wefunder Parties of such changes via the wefunder.com platform. The Investor agrees and covenants that he, she or it will maintain accurate and up-to-date contact information (including email and mailing address) on the wefunder.com platform and will promptly update such information in the event it changes or is no longer accurate.

4.2. The representations, warranties, agreements, undertakings and acknowledgments made by the Investor in this Subscription Agreement will be relied upon by the LLC, the SPV, and any Administrator in determining the Fund's compliance with federal and state securities laws, and shall survive the Investor's admission as a Member of the SPV.

4.3. All information that the Investor has provided to the LLC, the SPV, and any Administrator concerning the knowledge and experience of financial, tax and business matters of the Investor is correct and complete.

5. **The Wefunder Parties' Right To Use Investor Information.**

5.1. The Investor agrees and consents to the Wefunder Parties, their delegates and their duly authorized agents and any of their respective related, associated or affiliated companies obtaining, holding, using, disclosing and processing the Investor's data:

a. to facilitate the acceptance, management and administration of the Investor's subscription for an Interest on an on-going basis;

b. for any other specific purposes where the Investor has given specific consent to do so;

c. to carry out statistical analysis, market research, and tracking of investment performance over time;

d. to comply with legal or regulatory requirements applicable to the SPV and any Administrator or the Investor, including, but not limited to, in connection with anti-money laundering and similar laws;

e. for disclosure or transfer to third parties including the Investor's financial adviser (where appropriate), regulatory bodies, auditors, technology providers or to the SPV, any Administrator, any Lead Investor, and their delegates or their duly appointed agents and any of their respective related, associated or affiliated companies for the purposes specified above;

f. if the contents thereof are relevant to any issue in any action, suit or proceeding to which the LLC, the SPV, any Administrator, any Lead Investor, or their affiliates are a party or by which they are or may be bound;

g. for other legitimate business of the LLC, the SPV, any Administrator, or any Lead Investor.

5.2. The Investor acknowledges and agrees that it will provide additional information or take such other actions as may be necessary or advisable for the SPV or any Administrator (in the sole judgment of the SPV and/or any Administrator) to comply with any disclosure and compliance policies, related legal process or appropriate requests (whether formal or informal) or otherwise.

5.3. The Investor agrees and consents to disclosure by the LLC, the SPV and any of their agents, including any Administrator or any Lead Investor, to relevant third parties of information pertaining to the Investor in respect of disclosure and compliance policies or information requests related thereto. Without limiting the generality of the foregoing, the Investor agrees that information about the Investor may be provided to the Company in whose securities a SPV will or proposes to invest.

5.4. The Investor authorizes the LLC, the SPV, any Administrator, and each SPV service provider to disclose the Investor's nonpublic personal information to comply with regulatory and contractual requirements applicable to the SPV and its investments. Any such disclosure shall be permitted notwithstanding any privacy policy or similar restrictions regarding the disclosure of the Investor's nonpublic personal information.

6. **Key Risk Factors**

6.1. The Investor understands that investment in a SPV may involve a complete loss of the Investor's investment. In this regard, the Investor understands that such venture investments involve a high degree of risk, and that many or most venture company investments lose money. An Investor may ultimately receive cash, securities, or a combination of cash and securities (and in many cases nothing at all). If the Investor receives securities, the securities may not be publicly traded, and may not have any significant value.

6.2. The Investor understands and agrees that the Interests are subject to restrictions on transfer and cannot be redeemed. Instead, an Investor typically must hold his or her Interest in a SPV until the SPV has sold or otherwise disposed of its investments and the SPV distributes its investments to the investors in the SPV (a "**Liquidation Event**"). An Investor typically will not receive any distributions until such a Liquidation Event (and may not receive anything even upon a Liquidation Event), which may not occur for many years. The Investor must therefore bear the economic risk of holding their investment for an indefinite period of time.

6.3. The Investor understands and agrees that the Interests: (a) have not been registered under the Securities Act or any other law of the United States, or under the securities laws of any state or other jurisdiction, and therefore an Interest cannot be resold, pledged, assigned or otherwise disposed of unless it is so registered or an exemption from registration is available; and (b) can only be transferred as permitted under Regulation Crowdfunding and subject to the terms and conditions of this Agreement.

6.4. The Investor understands that no guarantees have been made to the Investor about future performance or financial results of the SPV, and an investment in the SPV may result in a gain or loss upon termination or liquidation of the SPV. It is possible that the investors in a SPV will have "phantom income," which could require them to pay taxes on their investment in a SPV even though the SPV does not distribute any income (or does not distribute sufficient income to pay the taxes).

6.5. The Investor understands and agrees that the SPV was formed by and is operated by Wefunder Admin, LLC on behalf of the Company. Investors will have no right to manage or influence the management of any SPV or of the LLC.

6.6. The Investor understands and agrees that the Company may appoint a Lead Investor and that, if appointed, pursuant to a power of attorney granted by the Investor in the Investor Agreement, the Lead Investor will exercise voting authority on behalf of the Investor with respect to the SPV securities the Investor owns.

6.7. The Investor represents that he or she has read and understands the risk factors contained in the Company Information. The Investor understands and agrees that each Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in securities issued by that Company (including through a SPV), and that the Wefunder Parties have no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all.

6.8. The Investor understands that any privacy statements, reports or other communications regarding the SPV and the Investor's investment in the SPV (including annual and other updates, and tax documents) will be delivered via electronic means, including through wefunder.com. The Investor hereby consents to electronic delivery

as described in the preceding sentence. In so consenting, the Investor acknowledges that email messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems, or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. The Investor also acknowledges that an email from the Wefunder Parties may be accessed by recipients other than the Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. No Wefunder Party gives any warranties in relation to these matters.

6.9. The Investor understands and agrees that if he, she or it does not provide a valid taxpayer identification number under penalties of perjury, and attest that the Investor has not been notified by the Internal Revenue Service that he, she or it is subject to backup withholding, the SPV will be required to withhold from any proceeds otherwise payable to the Investor an amount necessary to satisfy the SPV's backup withholding obligations.

6.10. The Investor understands and agrees that if he, she or it does not provide a valid taxpayer identification number to the SPV, the SPV will withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations with respect to such amount. The SPV may also withhold any other amounts representing the SPV's reasonable estimation of penalties that may be charged by the Internal Revenue Service or any other taxing authority as a result of the Investor's failure to provide a valid taxpayer identification number.

7. **Compliance With Anti-Money Laundering Laws.**

7.1. The Investor represents and warrants that the Investor's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. Federal or State laws or any laws and regulations of other countries.

7.2. The Investor acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") may prohibit the SPV, any Administrator, or any Lead Investor from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "**OFAC Maintained Sanctions**").

7.3. The Investor acknowledges that the SPV prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by the Investor in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "**Prohibited Persons**"). The Investor represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

7.4. To the extent the Investor has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Investor reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the SPV, and (iv) it will make available such information and any additional information requested by the SPV that is required under applicable regulations.

7.5. The Investor acknowledges and agrees that the SPV or any Administrator may "freeze the account" of the Investor, including, but not limited to, by suspending distributions from the SPV to which the Investor would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

7.6. The Investor acknowledges and agrees that the SPV and/or any Administrator, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("SARs") or any other information with governmental and law enforcement agencies that identify transactions and activities that the SPV or any Administrator or their agents reasonably determine to be suspicious, or is otherwise required by law. The Investor acknowledges that the LLC, the SPV, and any Administrator are prohibited by law from disclosing to third parties, including the Investor, any filing or the substance of any SARs.

7.7. The Investor agrees that, upon the request of the LLC, the SPV, or any Administrator, it will provide such information as the LLC, the SPV, or any Administrator requires to satisfy applicable anti-money laundering laws and regulations, including, without limitation, background documentation about the Investor

8. **Regulatory Provisions**

8.1. The Investor understands that no federal or state agency has passed upon the Interests or made any findings or determination as to the fairness of this investment.

8.2. The Investor certifies that the information contained in the executed copy of Form W-9 submitted to the SPV (if any) and/or the taxpayer identification provided to the SPV is correct. The Investor agrees to provide such other documentation as the SPV determines may be necessary for the SPV to fulfill any tax reporting and/or withholding requirements.

8.3. The Investor understands and agrees that the Company may cause the SPV to make an election under Section 754 of the Internal Revenue Code (the "**Code**") or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the SPV elects to be treated as an electing investment partnership, the Investor shall cooperate with the SPV to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Investor shall provide the SPV with any information necessary to allow the SPV to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

8.4. The Investor consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the SPV electronically via email, the Internet and/or another electronic reporting medium in lieu of paper copies. The Investor agrees that it will confirm this consent electronically at a future date in a manner set forth by the Company at such time and as required by the electronic receipt consent rules set forth by the Internal Revenue Service. The Investor may request a paper copy of the Investor's Schedule K-1 by contacting Wefunder Inc. at support@wefunder.com or such other email address as specified on the wefunder.com platform. Requesting a paper copy will not constitute a withdrawal of the Investor's consent to receive reports or other communications, including Schedule K-1, electronically. The Investor may withdraw its consent for electronic delivery or change its contact preferences for such delivery at any time by writing to support@wefunder.com or such other email address as specified on the wefunder.com platform. Such withdrawal will take effect promptly after receipt, unless otherwise agreed upon. Upon receipt of a withdrawal request, the SPV will confirm the withdrawal and the date on which it takes effect in writing (either electronically or on paper). A withdrawal of consent does not apply to a statement that was furnished electronically before the date on which the withdrawal of consent takes effect. The SPV will cease providing information electronically upon termination of the SPV. Notwithstanding the Investor's consent to receive materials electronically, the Investor still may be required to print and attach its Schedule K-1 to a federal, state or local tax return.

9. **Miscellaneous Provisions**

9.1. **Indemnification**

9.1.1. The Investor agrees to indemnify and hold harmless the LLC, the SPV, any Administrator, any Lead Investor, or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them, and each other person, if any, who controls, is controlled by, or is under common control with, any of the foregoing, within the meaning of Section 15 of the Securities Act, and their respective officers, directors, partners, members, shareholders, owners, employees and agents (collectively, the "**Indemnified Parties**") against any and all loss, liability, claim, damage and expense whatsoever (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon (i) any false representation or warranty made by the Investor, or breach or failure by the Investor to comply with any covenant or agreement made by the Investor, in this Subscription Agreement or in any other document furnished by the Investor to any of the foregoing in connection with this transaction, or (ii) any action for securities law violations instituted by the Investor that is finally resolved by judgment against the Investor.

9.1.2. The Investor also agrees to indemnify each Indemnified Party for any and all costs, fees and expenses (including legal fees and disbursements) in connection with any damages resulting from the Investor's misrepresentation or misstatement contained herein, or the assertion of the Investor's lack of proper authorization from the beneficial owner to enter into this Subscription Agreement or perform the obligations hereof.

9.1.3. The Investor agrees to indemnify and hold harmless each Indemnified Party from and against any tax, interest, additions to tax, penalties, reasonable attorneys' and accountants' fees and disbursements, together with interest on the foregoing amounts at a rate determined by the SPV or any Administrator computed from the date of payment through the date of reimbursement, arising from the failure to withhold and pay over to the U.S. Internal Revenue Service or the taxing authority of any other jurisdiction any amounts computed, as required by applicable law, with respect to the income or gains allocated to or amounts distributed to the Investor with respect to its Interest during the period from the Investor's acquisition of the Interest until the Investor's transfer of the Interest in accordance with this Agreement, the LLC Agreement, and Regulation Crowdfunding.

9.1.4. If for any reason (other than the willful misfeasance or gross negligence of the entity that would otherwise be indemnified) the foregoing indemnification is unavailable to, or is insufficient to hold such Indemnified Party harmless, then the Investor shall contribute to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Investor on the one hand and the Indemnified Parties on the other but also the relative fault of the Investor and the Indemnified Parties, as well as any relevant equitable considerations.

9.1.5. The reimbursement, indemnity and contribution obligations of the Investor under this section shall be in addition to any liability that the Investor may otherwise have, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnified Parties.

9.2. **Limitation of Liability**. The LLC is a Delaware "multi-series" limited liability company. As a multi-series limited liability company, the LLC may operate multiple series with the benefit of segregation of assets and liabilities among each of its series pursuant to the Delaware Limited Liability Company Act, as amended (the "**Delaware Act**"). Accordingly, the Investor hereby agrees that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a series (including the SPV) shall be enforceable against the assets of that series only and not against the LLC generally or the assets of any other series. In addition, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the LLC generally, or any particular series, shall be enforceable against the assets of any other series.

9.3. **Counsel**. The Investor understands that Morrison & Foerster LLP serves as legal counsel on certain matters to Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC and Wefunder Advisors, LLC and not to the SPV or any Investor by virtue of its investment in the SPV, and that no independent counsel has been retained to represent the SPV or Investors in the SPV. The Investor also understands that Morrison & Foerster LLP has not independently verified any factual assertions made in the Company Information or on the Wefunder website and is not responsible for the SPV's compliance with its investment program or applicable law.

9.4. **Power of Attorney**. The Investor hereby appoints each of the Company and Wefunder Admin, LLC as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

9.4.1. a Certificate of Formation of the LLC and any amendments required under the Delaware Act

9.4.2. the LLC Agreement and any duly adopted amendments;

9.4.3. any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the LLC or the SPV (including a Certificate of Cancellation of the Certificate of Formation); and

9.4.4. any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the LLC's or the SPV's business, purpose and objectives or required by any applicable U.S., state, local or other law.

This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another SPV member for all of the Investor's investment in the LLC or the SPV or upon the liquidation or

termination of the LLC or the SPV. The Investor hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of the LLC, the SPV, and any Administrator taken in good faith under this power of attorney.

9.5. **Confidentiality**.

9.5.1. The Investor agrees that the Company Information and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any), reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the SPV and/or any Administrator and all other documents and information concerning the affairs of the SPV and/or the Fund's investments, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the SPV (collectively, the "**Confidential Information**") that the Investor may receive pursuant to or in accordance with the use of the Wefunder website, an investment in one or more SPVs, or otherwise as a result of its ownership of an Interest in the SPV, constitute proprietary and confidential information about the SPV, any Administrator, and/or any Lead Investor (the "**Affected Parties**").

9.5.2. The Investor acknowledges that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. The Investor further acknowledges that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Companies or their respective businesses. The Investor shall not reproduce any of the Confidential Information or portion thereof or make the contents thereof available to any third party other than a disclosure on a need-to-know basis to the Investor's legal, accounting or investment advisers, auditors and representatives (collectively, "**Advisers**"), except to the extent compelled to do so in accordance with applicable law (in which case the Investor shall promptly notify the SPV of the Investor's obligation to disclose any Confidential Information) or with respect to Confidential Information that otherwise becomes publicly available other than through breach of this provision by the Investor.

9.5.3. To the fullest extent permitted by law, the Investor agrees not to request disclosure or inspection of any such information after the Investor is notified (whether in response to the Investor's request for information or otherwise) that the SPV has determined not to disclose such information.

9.5.4. The Investor agrees that the LLC, the SPV, and the SPV service providers would be subject to potentially irreparable injury as a result of any breach by the Investor of the covenants and agreements set forth in this Item 9.5, and that monetary damages would not be sufficient to compensate or make whole the LLC, the SPV, and the SPV services providers for any such breach. Accordingly the Investor agrees that the LLC, the SPV, and the SPV service providers shall be entitled to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

9.6. **Amendments**. Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged or terminated except with the written consent of the Investor and the Company on behalf of the relevant SPV. For the sake of clarity, the restriction on the Company in the preceding sentence applies solely to the form of this Subscription Agreement applicable to SPVs that have had a closing, and does not prevent the Company from changing the form and content of this Subscription Agreement for use in offerings of SPVs that have not had a closing.

9.7. **Assignability and Transferability**. This Subscription Agreement is not transferable or assignable by the Investor without the prior written consent of the Company on behalf of the SPV, and any transfer or assignment in violation of this provision shall be null and void. The Interests in the SPV being acquired by Investor herein may only be transferred by Investor in compliance with Regulation Crowdfunding and the terms and conditions of this Agreement. If Investor seeks to transfer the Interests, Investor shall first give written notice to the Company and Wefunder Admin, LLC, including the number of Interests that Investor desires to transfer, the proposed price, the name and contact information of the proposed buyer, and any other information that the Company or Wefunder Admin, LLC may reasonably request. To the extent possible, such notice shall be provided through the Wefunder.com website. Any transfer of Interests shall be subject to execution by Investor and the proposed transferee of appropriate documentation, as may be required by the Company or Wefunder Admin, LLC, in their discretion. Investor further acknowledges that pursuant to the LLC Agreement, Wefunder Admin, LLC (as Series Manager of the SPV), may impose additional restrictions on or prohibit the Transfer of Interests for any reason or no

reason, in its sole discretion.

9.8. **Repurchase**. In the event that the SPV or any Administrator determines that it is likely that within twelve (12) months the securities of the SPV or the Company will be held of record by a number of persons that would require the SPV or the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the SPV shall have the option to repurchase the Interests from each Investor to the extent necessary to avoid the requirement to register a class of its securities under the Exchange Act. Such repurchase of Interests shall be for the greater of (i) the purchase price of the Interests, or (ii) the fair market value of the Interests, as determined by an independent appraiser of securities chosen by the Administrator. Any such repurchase may only occur with the consent of Wefunder Admin, LLC, as Series Manager of the SPV.

9.9. **Governing Law**; Consent to Jurisdiction. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware. Any action or proceeding brought by the SPV or any SPV service provider against one or more investors in the SPV relating in any way to this Subscription Agreement or the LLC Agreement may, and any action or proceeding brought by any other party against the SPV or any SPV service provider relating in any way to this Subscription Agreement or the Company Information shall, be brought and enforced in the state courts of the State of Delaware located in Wilmington or (to the extent subject matter jurisdiction exists therefore) in the courts of the United States located in the District of Delaware; and the Investor and the SPV irrevocably submit to the jurisdiction of both such state and federal courts in respect of any such action or proceeding. The Investor and the SPV irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to laying the venue of any such action or proceeding in the courts of the State of Delaware located in Wilmington or in the courts of the United States located in the District of Delaware and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

9.10. **Severability**. If any provision of this Subscription Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such applicable law. Any provision hereof that may be held invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provisions hereof, and to this extent the provisions hereof shall be severable.

9.11. **Headings**. The headings in this Subscription Agreement are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof.

9.12. **General**. This Subscription Agreement shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, shall survive the admission of the Investor as a member of a SPV, and shall, if the Investor consists of more than one person, be the joint and several obligation of all such persons.

[*Remainder of page intentionally left blank. Signature page follows.*]

The undersigned have executed this instrument as of the date first above written.

SPV

MeWe I EB, as series of Wefunder SPV, LLC
By: Wefunder Admin, LLC, its Manager

By: *Founder Signature* Date:

Name: **Nicholas Tommarello** Title: **Chief Executive Officer**

Investor

[INVESTOR NAME]

By: *Investor Signature* Date:

CONTACT INFORMATION:

Name: **[INVESTOR NAME]**

Mailing Address:

City:

Country:

E-mail:

TERMS APPENDIX FOR THE PURCHASE OF Sgrouples, Inc. dba MeWe SECURITIES BY MeWe I EB, A SERIES OF WEFUNDER SPV, LLC, A DELAWARE LIMITED LIABILITY COMPANY

Type of Security: Priced Round

Terms $0.742 per share and a $169M pre-money valuation

To view a copy of the contract, please see **Appendix B, Investor Contracts** of the Form C. The latest Form C or C/A filing be found here: https://www.sec.gov/cgi-bin/srch-edgar?text=%28FORM-TYPE%3DC%2FA+or+FORM-TYPE%3DC%29+and+CIK%3D0001619394&first=2016

SGROUPLES, INC. DBA MEWE

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of:

SGROUPLES, INC. DBA MEWE
4500 Park Granada Boulevard, Suite 202
Calabasas, CA 91302

1. **Background**. The undersigned understands that Sgrouples, Inc. dba MeWe, a Delaware corporation (the "***Company***"), is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder ("***Regulation Crowdfunding***"). This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***") and the Offering Statement, which is included therein (the "***Offering Statement***"). The Company is offering to both accredited and non-accredited investors up to 6,738,544 shares of its Series Community Preferred Stock, $0.00001 par value per Share (each a "***Share***" and, collectively, the "***Shares***" or "***Securities***") at a purchase price of $.842 per Share; provided, however, that if the undersigned meets certain criteria determined by the Company then the undersigned will receive (i) an "early bird" discount of approximately 12%, which will reduce the purchase price to $0.742 (such purchase price whether with or without the "early bird" discount, the "***Purchase Price***"), and (ii) a $169,024,335 pre-money valuation instead of a 191,803,895 pre-money valuation. The minimum amount or target amount to be raised in the Offering is $250,000.00 (the "***Target Offering Amount***") and the maximum amount to be raised in the Offering is $5,000,000.00 (the "***Maximum Offering Amount***"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "***SEC***") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.9% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2. **Subscription.**

(a) *Terms*. Subject to the terms of this Subscription Agreement (the "***Agreement***") and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "***Offering Deadline***").

(b) *Acceptance*. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "***State Securities Laws***").

(c) *Payment*. Payment for the Securities shall be received by the Company from the undersigned by wire transfer of immediately available funds or other means approved by the Company at or prior to the Closing, for the aggregate Purchase Price for the number of Shares such Subscriber is purchasing.

3. **Closing.**

(a) *Closing*. Subject to Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "***Closing***") shall take place through the Portal within five (5) Business Days after the Offering Deadline (the "***Closing Date***").

(b) *Closing Conditions*. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount;

(iii) the undersigned shall have executed and delivered to the Company the Amended and Restated Stockholders Agreement, in the form attached hereto as Exhibit A;

(iv) the Company shall file the Amended and Restated Articles of Incorporation with the Secretary of State of the State of Delaware; and

(v) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. **Termination of the Offering; Other Offerings**. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. **Subscriber Representations**. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(k) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(l) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(m) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(n) The undersigned agrees that the undersigned will not sell, assign, pledge, give,

transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(o) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(p) The undersigned hereby represents that it is a crowdfunding vehicle as defined under the Investment Company Act of 1940, as amended (the "***ICA***"), organized and in good standing under the laws of the jurisdiction of its formation. The undersigned is qualified to engage in the activities contemplated by this Agreement.

(q) The undersigned affirms that it has been established exclusively for the purpose of aggregating capital from multiple investors to invest in securities offered pursuant to the Regulation Crowdfunding of the Securities Act, and is operated in compliance with the provisions of the Regulation Crowdfunding.

(r) The undersigned represents that it, and each of its investors, either meets the definition of an "accredited investor" as defined by Regulation D under the Securities Act, or has satisfied the investment limitations and suitability standards established under Regulation Crowdfunding.

(s) The undersigned represents that it has conducted its operations in a manner compliant with all applicable laws and regulations, including but not limited to the ICA and the Securities Act, and will continue to operate in compliance with said laws and regulations throughout the duration of its investment.

(t) The undersigned certifies that neither it nor any of its managers, officers, or principals are subject to any of the disqualifying events described in the ICA or the Securities Act. The undersigned will promptly notify the Company of any disqualifying events that occur while it is an investor.

6. **HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK. The undersigned** acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "***IRS***"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. **<u>Company Representations</u>**. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a) *Corporate Power*. The Company has been duly incorporated as corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its

business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) *Enforceability*. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) *Valid Issuance*. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended and Restated Articles of Incorporation and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) *No Conflict*. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended and Restated Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(i)

8. **Indemnification**. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9. **Market Stand-Off**. If so requested by the Company or any representative of the underwriters (the "***Managing Underwriter***") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "***Market Standoff Period***"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10. **General Provisions**

10.1. *Obligations Irrevocable*. Following the Closing, the obligations of the undersigned shall be irrevocable.

10.2. *Legend*. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10.3. *Notices*. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

10.4. *Governing Law*. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

10.5. *Submission to Jurisdiction*. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("***Proceedings***"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

10.6. *Entire Agreement*. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

10.7. *Waiver, Amendment*. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

10.8. *Waiver of Jury Trial*. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

10.9. *Invalidity of Specific Provisions*. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

10.10. *Titles and Subtitles*. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

10.11. *Counterparts*. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.12. *Electronic Execution and Delivery*. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

10.13. *Binding Effect*. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

10.14. *Survival*. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

10.15. *Notification of Changes*. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

(*Signature Page Follows*)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

SGROUPLES, INC. DBA MEWE

By: Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

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SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT

EXHIBIT A

AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

THIS AMENDED AND RESTATED STOCKHOLDERS AGREEMENT (this "**Agreement**"), is made as of [EFFECTIVE DATE]______, by and among Sgrouples, Inc., a Delaware corporation (the "**Company**"), each of stockholders listed on Schedule A hereto, each of which is referred to in this Agreement as a "**Stockholder**," and any additional Person that becomes a party to this Agreement in accordance with the terms hereof.

RECITALS

WHEREAS, certain of the Stockholders (the "**Existing Investors**") are party to that certain Stockholders Agreement, dated as of the date mentioned above, by and among the Company and the Existing Investors (the "**Prior Agreement**");

WHEREAS, (i) the Company and (ii) the holders of fifty percent (50%) of the voting power of the Capital Stock (as such term is defined in the Prior Agreement) held by the Existing Investors (on an as converted to Common Stock basis) (such holders, the "**Requisite Stockholders**") desire to amend and restate the Prior Agreement in its entirety and to accept the rights and obligations created pursuant to this Agreement in lieu of the rights and obligations granted to them under the Prior Agreement; and

WHEREAS, concurrently with the execution of this Agreement, the Company is entering into (and following execution of this Agreement, the Company may enter into) one or more subscription agreements (each, a "**Subscription Agreement**" and, collectively, the "**Subscription Agreements**") with one or more purchaser(s) (which purchaser(s) may include one or more special purpose entity(ies) formed for the purpose of such transaction), pursuant to which such purchasers have subscribed or may subscribe to purchase up to an aggregate of 13,477,088 shares of Series Community Preferred Stock.

NOW, THEREFORE, the Company and the Requisite Stockholders hereby agree that the Prior Agreement shall be amended and restated in its entirety as set forth herein and all of the parties to this Agreement further agree as follows:

Definitions. For purposes of this Agreement:

"**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such Person.

"**Board**" means the Board of Directors of the Company.

"**Bylaws**" means the bylaws of the Company, as amended and/or restated from time to time.

"**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context) and (b) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities or Equity Securities of the Company, in each case now owned or subsequently acquired by any Stockholder. For purposes of the number of shares of Capital Stock held by a Stockholder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

"**Certificate of Incorporation**" means the Company's Restated Certificate of Incorporation, as amended and/or restated from time to time.

"**Common Stock**" means shares of the Company's Common Stock, par value $0.001 per share.

"**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

"**Competitor**" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the social networking business, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than ten percent (10)% of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor; provided that the Lead Investor and its Affiliates (other than any portfolio companies) shall not be deemed a Competitor for purposes of this Agreement.

"**Damages**" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

"**Deemed Liquidation Event**" shall have the meaning set forth in the Certificate of Incorporation.

"**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

"**Equity Securities**" means collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"**Excluded Registration**" means (i) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

"**Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

"**Form S-1**" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

"**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits forward incorporation of substantial information by reference to other documents filed by the Company with the SEC.

"**Holder**" means any holder of Registrable Securities who is a party to this Agreement.

"**Initiating Holders**" means, collectively, Holders who properly initiate a registration request pursuant to Section 11 of this Agreement.

"**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

"**Lead Investor**" means McCourt Broderick LLC.

"**Major Stockholder**" means any Stockholder that, individually or together with such Stockholder's Affiliates (including, in the case of Shepard, any Shepard Permitted Transferee), holds at least 12,000,000 shares of Common Stock, including any shares of Common Stock issued or issuable upon conversion of any Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

"**New Securities**" means all new Equity Securities.

"**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

"**Preferred Stock**" means, collectively, shares of the Series Seed I Preferred Stock, Series Seed II Preferred Stock, Series Seed III Preferred Stock, Series Seed IV Preferred Stock, Series Seed V Preferred Stock, Series A Preferred Stock and Series Community Preferred Stock.

"**Pro Rata Rights Holder**" means the Lead Investor and Shepard, in each case so long as such Person remains a Major Stockholder.

"**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) the Common Stock acquired by Shepard pursuant to the Shepard Purchase Agreements, (iii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Lead Investor or Shepard after the date hereof; and (iv) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) through (iv) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 13.1, and excluding for purposes of Section 11 any shares for which registration rights have terminated pursuant to Section 11.12 of this Agreement.

"**Registrable Securities then outstanding**" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

"**Restricted Securities**" means the securities of the Company required to be notated with the legend set forth in Subsection 2.2 hereof.

"**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

"**Sale of the Company**" shall mean either (a) a Stock Sale or (b) a transaction that qualifies as a Deemed Liquidation Event under the Certificate of Incorporation.

"**SEC**" means the Securities and Exchange Commission.

"**SEC Rule 144**" means Rule 144 promulgated by the SEC under the Securities Act.

"**SEC Rule 145**" means Rule 145 promulgated by the SEC under the Securities Act.

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"**Selling Expenses**" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 11.6.

"**Series A Preferred Stock**" means shares of the Company's Series A Preferred Stock, par value $0.001 per share.

"**Series Community Preferred Stock**" means shares of the Company's Series Community Preferred Stock, par value $0.001 per share.

"**Series Seed I Preferred Stock**" means shares of the Company's Series Seed I Preferred Stock, par value $0.001 per share.

"**Series Seed II Preferred Stock**" means shares of the Company's Series Seed II Preferred Stock, par value $0.001 per share.

"**Series Seed III Preferred Stock**" means shares of the Company's Series Seed III Preferred Stock, par value $0.001 per share.

"**Series Seed IV Preferred Stock**" means shares of the Company's Series Seed IV Preferred Stock, par value $0.001 per share.

"**Series Seed V Preferred Stock**" means shares of the Company's Series Seed V Preferred Stock, par value $0.001 per share.

"**Shepard**" means Gregory M. Shepard, Sr..

"**Shepard Permitted Transferees**" means Shepard, any immediate family member of Shepard, any Affiliate of Shepard or any trust established solely for the benefit of Shepard and/or any immediate family members of Shepard.

"**Shepard Purchase Agreements**" means the Common Stock Purchase Agreement dated February 17, 2022 between the Company and Shepard and the Secondary Sale Purchase Agreement dated February 17, 2022 between the Company and Mark Weinstein.

"**SPAC**" shall have the meaning set forth in the Certificate of Incorporation.

"**SPAC Transaction**" shall have the meaning set forth in the Certificate of Incorporation.

"**Stockholder**" means each Stockholders set forth on Schedule A hereto and any other Person that holds Equity Securities and becomes a party to this Agreement in accordance with the terms hereof.

"**Stock Purchase Agreement**" means that certain Series A Preferred Stock Purchase Agreement, dated as of February 17, 2022, by and among the Company and the other parties thereto.

"**Stock Sale**" means a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

Restrictions on Transfer.

Restrictions on Transfer. The Capital Stock shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Stockholder will cause any proposed purchaser, pledgee, or transferee of the Capital Stock held by such Stockholder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

Legends. Each certificate, instrument, or book entry representing (a) the Capital Stock and (b) any other securities issued in respect of Capital Stock upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Subsection 2.3) be notated with a legend substantially in the following form:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE OR BOOK ENTRY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.
>
> THE SECURITIES REPRESENTED BY THIS CERTIFICATE OR BOOK ENTRY ARE SUBJECT TO A STOCKHOLDERS AGREEMENT BETWEEN THE COMPANY AND CERTAIN STOCKHOLDERS OF THE COMPANY, WHICH STOCKHOLDERS AGREEMENT INCLUDES A VOTING AGREEMENT AND CERTAIN TRANSFER RESTRICTIONS, AND MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF SUCH STOCKHOLDERS AGREEMENT, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.
>
> THE SECURITIES REPRESENTED BY THIS CERTIFICATE OR BOOK ENTRY ARE SUBJECT TO A RIGHT OF FIRST REFUSAL IN FAVOR OF THE COMPANY AND/OR ITS ASSIGNEE(S) AND TRANSFER RESTRICTIONS AS PROVIDED IN THE BYLAWS OF THE COMPANY THAT PROVIDES FOR TRANSFER RESTRICTIONS AT THE DISCRETION OF THE COMPANY. SUCH RIGHT OF FIRST REFUSAL AND TRANSFER RESTRICTIONS ARE BINDING UPON TRANSFEREES OF THESE SECURITIES. COPIES OF THE BYLAWS OF THE COMPANY MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

The Stockholders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.

2.3 **Notice Requirements. The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Stockholder thereof shall give notice to the Company of such Stockholder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Stockholder's expense by either (a) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (b) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (c) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities**

Act, whereupon the Stockholder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Stockholder to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144 or (y) in any transaction in which such Stockholder distributes Restricted Securities to an Affiliate of such Stockholder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Section 2. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the first restrictive legend set forth in Subsection 2.2, except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Stockholder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

Prohibited Transferees. Notwithstanding any provision in this Agreement to the contrary, without the prior approval of the Board, no Stockholder shall transfer any Capital Stock or other Derivative Securities to (a) any entity which, in the determination of the Board, is a Competitor; or (b) any customer, distributor or supplier of the Company, if the Board should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier, provided that the foregoing restriction shall not apply to the Lead Investor and its Affiliates (other than portfolio companies) to the extent the Lead Investor or such Affiliates is (are) the prospective transferee(s) of Capital Stock.

Information Rights.

Delivery of Financial Statements. The Company shall deliver the following information to each Major Stockholder (except that that the Company shall not be obligated to deliver any such information to a Major Stockholder if the Board has reasonably determined that such Major Stockholder or any of its Affiliates is a Competitor of the Company (it being understood that the Lead Investor and its Affiliates will be deemed not to be Competitors for this purpose)):

(a) **as soon as practicable, but in any event within one hundred and fifty (150) days after the end of each fiscal year of the Company (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and (iii) a statement of stockholders' equity as of the end of such year all such financial statements audited and certified by independent public accountants of nationally recognized standing selected by the Company;**

(b) **as soon as practicable, but in any event within forty-five (45) days after the end of each quarter of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);**

(c) **as soon as practicable, but in any event thirty (30) days following the end of each fiscal year, a budget and business plan for the next fiscal year, approved by the Board and prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company; and**

(d) **such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Stockholder may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Section 3.1(d) to provide such other information if the Company reasonably determines in good faith (i) that such information constitutes a trade secret or confidential information (unless, in the case of confidential information that is not a trade secret, such confidential information is covered by an enforceable confidentiality agreement, in a form acceptable to the Company); (ii) that disclosure of such information would adversely affect the attorney-client privilege between the Company and its counsel or (iii) that providing such information would result in an actual conflict of interest with the applicable Major Stockholder or its Affiliates (or, in the case of Shepard, any Shepard Permitted Transferee) (e.g. if such information relates to a transaction or legal proceeding with the Company in which any such Person is the counterparty to such transaction or legal proceeding).**

Notwithstanding anything else in this Subsection 3.1 to the contrary, the Company may cease providing the information set forth in this Subsection 3.1 during the period starting with the date thirty (30) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Subsection 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

Inspection. The Company shall permit each Major Stockholder (provided that the Board has not reasonably determined that such Major Stockholder is a Competitor of the Company), at such Major Stockholder's expense and reasonable request, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company; provided, however, that the Company shall not be obligated pursuant to this Subsection 3.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.3 **Observer Rights. As long as (i) the Lead Investor owns not less than a majority of the shares of Series A Preferred Stock it is purchasing under the Stock Purchase Agreement (or an equivalent amount of Common Stock issued upon conversion thereof), the Company shall invite a designee of the Lead Investor (the "Lead Investor Observer") to attend all meetings of the Board of Directors in a nonvoting observer capacity and, in this respect, shall give such designee copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors, and (ii) Shepard and/or any Shepard Permitted Transferrees continue to own own not less than 14,285,050 shares of Common Stock of the Company (including shares of Common Stock issuable upon conversion of Preferred Stock) (appropriately adjusted to reflect any stock dividend, stock split, reverse stock split or similar recapitalization event), the Company shall invite Shepard to attend all meetings of the Board of Directors in a nonvoting observer capacity, and, in this respect, shall give Shepard copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, that the Company reserves the right to withhold any information and to exclude the Lead Investor Observer and Shepard from any meeting or portion thereof if the Company determines in good faith that access to such information or attendance at such meeting (x) could adversely affect the attorney-client privilege between the Company and its counsel, (y) could result in disclosure of trade secrets or (z) involves an actual conflict of interest with the Lead Investor Observer, the Lead Investor and/or any of their Affiliates (in the case of the Lead Investor Observer) or Shepard and/or any Shepard Permitted Transferees (in the case of Shepard) (e.g. in connection with a transaction or legal proceeding with the Company in which any such Person is the counterparty to such transaction or legal proceeding); provided further that if the Company elects to exclude an observer and/or withhold information in reliance on clause (x) or (y) of the preceding proviso, the Company shall treat each of the Lead Investor Observer and Shepard equally (i.e. such exclusion or withholding of information shall apply equally to each of them). As a condition to exercising the observer rights set forth in this Section 3.3, each of the Lead Investor Observer and Shepard will be required to execute a confidentiality agreement with the Company agreeing to hold in confidence all information provided to them in their capacity as observers.**

Rights to Future Stock Issuances.

Right of First Offer. Subject to the terms and conditions of this Subsection 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer a portion of such New Securities to each Pro Rata Rights Holder equal to such Pro Rata Rights Holder's Pro Rata Share. Each Pro Rata Rights Holder shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself (or himself) and (ii) its (or his) Affiliates; provided that, (i) solely with respect to Affiliates that are portfolio companies (a "**Portfolio Affiliate**"), each such Portfolio Affiliate is not a Competitor, unless such Portfolio Affiliate's purchase of New Securities is otherwise consented to by the Board, and (y) each such Affiliate agrees to enter into this Agreement.

(a) **The Company shall give notice (the "Offer Notice") to each Pro Rata Rights Holder, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.**

(b) **By notification to the Company within twenty (20) days after the Offer Notice is given, each Pro Rata Rights Holder may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Pro Rata Rights Holder (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Preferred Stock and any other Derivative Securities then held by such Pro Rata Rights Holder) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and any other Derivative Securities then outstanding) ("Pro Rata Share"). The closing of any sale pursuant to this Subsection 4.1(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Subsection 4.1(c).**

(c) **If any New Securities which any Pro Rata Rights Holder may elect to purchase pursuant to Subsection 4.1(b) are not elected to be purchased or acquired as provided in Subsection 4.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Subsection 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities prior to or within such period, or if such agreement is not consummated within sixty (60) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Pro Rata Rights Holders in accordance with this Subsection 4.1.**

(d) **The right of first offer in this Subsection 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Certificate of Incorporation); (ii) shares of Common Stock issued in the IPO or a SPAC Transaction and (iii) the issuance of shares of Series Community Preferred Stock to one or more purchasers pursuant to the Subscription Agreements.**

(e) **Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of this Subsection 4.1, the Company may elect to give notice to each Pro Rata Rights Holder within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price and terms of the New Securities. The Pro Rata Rights Holders shall have twenty (20) days from the date notice is given to elect to purchase up to the number of New Securities that would, if purchased by the such Pro Rata Rights Holder, maintain such Pro Rata Rights Holder's percentage ownership position, calculated as set forth in Subsection 4.1(b) before giving effect to the issuance of such New Securities. In addition, notwithstanding any provision hereof to the contrary, (i) in the event one or more third party investors in a financing transaction to which this Section 4.1 would otherwise apply requests that the right of first offer under this Subsection 4.1 be waived in connection with such financing transaction and the Lead Investor waives its rights to purchase any New Securities in connection with such transaction to which this Section 4.1 would otherwise apply, then such waiver shall also apply to Shepard (and Shepard shall not have the right to purchase any New Securities in connection with such transaction) or (ii) in the event one or more third party investors in a financing transaction to which this Section 4.1 would otherwise apply requests that the right of first offer under this Subsection 4.1 not be exercised in full in connection with such transaction and the Lead Investor elects to purchase less than its Pro Rata Share in connection with such transaction, then Shepard's right to purchase New Securities in such transaction will be limited to the same percentage of Shepard's Pro Rata Share as the Lead Investor elected to purchase of its Pro Rata Share (i.e. if the Lead Investor elects to purchase 25% of its Pro Rata Share of New Securities in connection with such transaction, then Shepard's right to purchase New Securities in such transaction would be limited to 25% of Shepard's Pro Rata Share of such New Securities as well).**

4.3 **Termination. The covenants set forth in Subsection 4.1 shall terminate and be of no further force or effect, (i) immediately before the consummation of the IPO or SPAC Transaction or (ii) upon the closing of a Deemed Liquidation Event, whichever event occurs first.**

Voting Provisions Regarding the Board.

Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Equity Securities owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 8, the following persons shall be elected to the Board:

(a) **One individual designated by Mark Weinstein ("Weinstein"), for so long as Weinstein and his Affiliates continue to own beneficially an aggregate of at least five percent (5%) of the fully diluted shares of Common Stock of the Company (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock), which individual shall initially be Weinstein;**

(b) **One individual designated from time to time by Lonesome Boar, LLC ("Lonesome Boar"), for so long as Lonesome Boar and its Affiliates continue to own beneficially an aggregate of at least five percent (5%) of the fully diluted shares of Common Stock of the Company (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock), which individual shall initially be Max Duncan;**

(c) **One individual designated from time to time by the Lead Investor, for so long as the Lead Investor and its Affiliates continue to own beneficially at least a majority of the shares of Series A Preferred Stock it is purchasing under the Stock Purchase Agreement (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock) (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), which individual shall initially be Braxton Woodham;**

(d) **One individual designated by Shepard (such individual, the "Shepard Designee"), for so long as Shepard and/or Shepard Permitted Transferees continue to own not less than 14,285,050 shares of Common Stock of the Company (including shares of Common Stock issuable upon conversion of Preferred Stock) (appropriately adjusted to reflect any stock dividend, stock split, reverse stock split or similar recapitalization event), which individual shall initially be Jason Hardy; provided that any successor GS Designee to Mr. Hardy will be subject to approval of a majority of the members of the Board and any request to remove Mr. Hardy will be subject to approval of a majority of the members of the Board;**

(e) **The Company's Chief Executive Officer, who shall initially be Jeffrey Edell (the "CEO Director"), provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, then at the request of the Board (i) the CEO Director, to the extent he or she is a party to this Agreement, agrees to tender his or her resignation from the Board; and (ii) each of the Stockholders shall promptly vote their respective shares (A) to remove the former Chief Executive Officer from the Board if such person has not already resigned as a member of the Board and (B) to elect such person's replacement as Chief Executive Officer of the Company as the new CEO Director; and**

(f) **Any other individuals approved by a majority of the Board (the "Additional Directors"), which individuals shall initially be Jonathan Wolfe and Divya Narendra; provided that the maximum size of the Board shall be nine directors.**

The directors referenced in clauses (a) through (d) and clause (f) of this Section 5.1, the "**Designated Directors**" and each a "**Designated Director**"). To the extent that any of clauses (a) through (e) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Certificate of Incorporation.

5.2 **Initial Directors. The directors on the Board shall initially be Jeffrey Edell (Chair), Mark Weinstein, Max Duncan, Braxton Woodham, Jason Hardy, Divya Narendra, and Jonathan Wolfe.**

Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible and willing to serve as provided herein and otherwise, such Board seat shall remain vacant.

Removal; Vacancies. Each Stockholder agrees to vote, or cause to be voted, all of such Stockholder's Equity Securities having voting power (and any other Equity Securities over which such Stockholder, directly or

indirectly, whether as a beneficial owner or otherwise, exercises voting control, jointly or otherwise, with its Affiliates, if any) for the removal of any Designated Director upon the request of the Person then entitled to designate such Designated Director as set forth in Subsection 5.1 above (or of an Additional Director at the request of a majority of the members of the Board) and for the election to the Board of a substitute Designated Director designated by such Person in accordance with the provisions hereof (or of a substitute Additional Director at the request of a majority of the members of the Board). Each Stockholder further agrees to vote all of such Stockholder's Equity Securities having voting power (and any other Equity Securities over which such Stockholder exercises voting control) in such manner as shall be necessary or appropriate to ensure that any vacancy of a Designated Director or Additional Director seat on the Board occurring for any reason (including any such vacancy as of the date hereof) shall be filled only in accordance with the provisions of this Section 5.

No director elected pursuant to Sections 5.1 or 5.3 of this Agreement may be removed from office unless (i) such removal is directed by the Person entitled under Section 5.1 to designate such director; or (ii) the Person originally entitled to designate such director or occupy such Board seat pursuant to Section 5.1 is no longer so entitled to designate such director or occupy such Board seat;

Any vacancies created by the resignation, removal or death of a director elected pursuant to Sections 5.1 or 5.3 shall be filled pursuant to the provisions of this Section 5; and

Upon the request of any party entitled to designate a director as provided in Sections 5.1(a), (b) or (c) to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Section 5, and the Company agrees at the request of any Person or group entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

5.6 **Matters Requiring Board Approval. The Company shall not take any of the following actions without approval of the Board:**

(a) **authorize or enter into any equity or debt financing transaction;**

(b) **liquidate, dissolve or wind-up the business and affairs of the Company, or effect any merger or consolidation or any other Deemed Liquidation Event;**

(c) **hire, terminate, or materially change the compensation of any executive officers; or**

(d) **acquire or dispose of material assets or businesses, other than in the ordinary course of business.**

5.7 **Conflicts; Recusal. At the request of the Board, any director shall recuse him or herself from any portion of a Board or Board committee meeting involving the consideration of or voting upon any matter in which such director or any of such director's Affiliates, immediate family members or related trusts has an actual conflict of interest.**

6. **Drag-Along Right.**

6.6 **Actions to be Taken. In the event that (i) the holders of a majority of the shares of Preferred Stock and Common Stock, voting together as a single class on an as-converted basis, (ii) solely to the extent that approval of holders of a majority of the Series A Preferred Stock is required under Section 2.4.1 of the Certificate of Incorporation for a Sale of the Company, the holders of a majority of the shares of Series A Preferred Stock, voting exclusively as a separate class on an as-converted basis**

(collectively, (i) and, if applicable, (ii) are the "Selling Holders"), and (iii) the Board approve a Sale of the Company in writing, specifying that this Section 6 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Subsection 6.2, each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Equity Securities that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Equity Securities in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Certificate of Incorporation required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of Capital Stock of the Company beneficially held by such Stockholder as is being sold by the Selling Holders to the Person to whom the Selling Holders propose to sell their Equity Securities, and, except as permitted in Subsection 6.2, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Holders in order to carry out the terms and provision of this Section 6, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Equity Securities owned by such party or Affiliate in a voting trust or subject any Equity Securities to any arrangement or agreement with respect to the voting of such Equity Securities, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Selling Holders or any Affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the Equity Securities pursuant to this Section 6 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of Equity Securities which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Equity Securities; and

(g) in the event that the Selling Holders, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder

Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

6.7 **Conditions.** Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Subsection 6.1 in connection with any proposed Sale of the Company (the "Proposed Sale"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Equity Securities, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Equity Securities such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) such Stockholder is not required to agree to any restrictive covenant in connection with the Proposed Sale (including without limitation any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale);

(c) such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d) the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(e) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Certificate of Incorporation) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(f) upon the consummation of the Proposed Sale (i) each holder of each class or series of the Capital Stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, and if any holders of Capital Stock are given a choice as to the form of consideration to be received as a result of the Proposed Sale, all holders of such Capital Stock will be given the same option, (ii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, (iii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, and (iv) unless waived pursuant to the terms of the Certificate of Incorporation and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a

Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Certificate of Incorporation in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Subsection 6.2(f), if the consideration to be paid in exchange for the Equity Securities held by the Stockholders pursuant to this Subsection 6.2(f) includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Equity Securities held by such Stockholder which would have otherwise been sold by such Stockholder an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for Equity Securities held by the Stockholders; and

(g) **subject to clause (f) above, requiring the same form of consideration to be available to the holders of any single class or series of Capital Stock, if any holders of any Capital Stock are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such Capital Stock will be given the same option; provided, however, that nothing in this Section 6.2(g) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.**

Restrictions on Sales of Control. No Stockholder shall be a party to any Stock Sale unless (a) all Major Stockholders are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Certificate of Incorporation in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Certificate of Incorporation, elect to so waive.

7. **Remedies.**

Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company, and a designee of the Selling Holders, and each of them, with full power of substitution, with respect to votes regarding composition of the Board pursuant to Section 5 hereof and/or any Sale of the Company pursuant to Section 6 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of Section 5 or Section 6 of this Agreement, all of such party's Equity Securities having voting power (and any other Equity Securities over which he, she or it, directly or indirectly, whether as a beneficial owner or otherwise, exercises voting control, jointly or otherwise, with its Affiliates, if any) in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Section 5 and Section 6 of this Agreement or to take any action reasonably necessary to effect Section 5 and Section 6 of this Agreement. The power of attorney granted hereunder shall authorize the Chief Executive Officer of the Company to execute and deliver the documentation referred to in Subsection 6.1(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Subsection 7.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Subsection 13.7 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to such Equity Securities and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Subsection 13.7 hereof, purport to grant any other proxy or power of attorney with respect to any of such Equity Securities, deposit any of such Equity Securities into a voting trust or enter into any agreement (other than this

Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any such Equity Securities, in each case, with respect to any of the matters set forth herein.

Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

8. **Bad Actor Matters.**

8.1 **Representations.**

(a) **Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) under the Securities Act (each, a "Disqualification Event") is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "Disqualified Designee." Notwithstanding anything to the contrary in this Agreement, each Stockholder makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Stockholder solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Stockholder are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.**

(b) **The Company hereby represents and warrants to the Stockholders that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.**

Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 5.2, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

Additional Covenants.

Insurance. The Company shall maintain, from financially sound and reputable insurers, Directors and Officers liability insurance in an amount and on terms and conditions satisfactory to the Board, and will use commercially reasonable efforts to cause such insurance policies to be maintained until such time as the Board determines that such insurance should be discontinued.

9.2 **Employee Agreements. The Company will cause (i) each Person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure and proprietary rights assignment agreement; and (ii) each future Key Employee (as defined in the Stock Purchase Agreement) to enter into a one (1) year nonsolicitation agreement, substantially in the form approved by the Board.**

9.3 **Employee Stock. Unless otherwise approved by the Board, all future employees and consultants of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four (4) year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months, and (ii) a market stand-off provision substantially similar to that in Section 11.11. Without the prior approval by the Board, the Company shall not amend, modify, terminate, waive or otherwise alter, in whole or in part, any stock purchase, stock restriction or option agreement with any existing employee or service provider if such amendment would cause it to be inconsistent with this Section 9.3. In addition, unless otherwise approved by the Board, the Company shall retain (and not waive) a "right of first refusal" on employee transfers until the IPO and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.**

9.4 **Qualified Small Business Stock. The Company shall use commercially reasonable efforts to cause the shares of Series A Preferred Stock and the shares of Common Stock acquired by Shepard from the Company pursuant to the Shepard Purchase Agreements, as well as any shares into which such shares are converted, within the meaning of Section 1202(f) of the Internal Revenue Code (the "Code"), to constitute "qualified small business stock" as defined in Section 1202(c) of the Code; provided, however, that such requirement shall not be applicable if the Board determines, in its good-faith business judgment, that such qualification is inconsistent with the best interests of the Company. The Company shall submit to its stockholders (including the Major Stockholders) and to the Internal Revenue Service any reports that may be required under Section 1202(d)(1)(C) of the Code and the regulations promulgated thereunder. In addition, within twenty (20) business days after any Major Stockholder's written request therefor, the Company shall, at its option, either (i) deliver to such Major Stockholder a written statement indicating whether (and what portion of) such Major Stockholder's interest in the Company constitutes "qualified small business stock" as defined in Section 1202(c) of the Code or (ii) deliver to such Major Stockholder such factual information in the Company's possession as is reasonably necessary to enable such Major Stockholder to determine whether (and what portion of) such Major Stockholder's interest in the Company constitutes "qualified small business stock" as defined in Section 1202(c) of the Code.**

9.5 **Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, the Certificate of Incorporation, or elsewhere, as the case may be.**

9.6 **Related Party Transactions. The Company shall not enter into any material agreement with any Affiliate, officer or director of the Company, or any Affiliate of any such person, outside the ordinary course of business without the approval of a majority of the disinterested directors of the Company.**

9.7 Right to Conduct Activities. The Company hereby agrees and acknowledges that the Lead Investor (together with its Affiliates) is a professional investment organization, and as such reviews the business plans and related proprietary information of many enterprises, some of which may compete directly or indirectly with the Company's business (as currently conducted or as currently propose to be conducted). The Company hereby agrees that, to the extent permitted under applicable law, the Lead Investor (and its Affiliates) shall not be liable to the Company for any claim arising out of, or based upon, (i) the investment by the Lead Investor (or its Affiliates) in any entity competitive with the Company, or (ii) actions taken by any partner, officer, employee or other representative of the Lead Investor (or its Affiliates) to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; provided, however, that the foregoing shall not relieve (x) the Lead Investor from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to this Agreement, or (y) any director or officer of the Company from any liability associated with his or her fiduciary duties to the Company.

10. **[Intentionally Omitted.]**

11. **Registration Rights. The Company covenants and agrees as follows:**

11.2 **Demand Registration.**

(a) Form S-1 Demand. If at any time after 180 days after the effective date of the registration statement for the IPO, the Company receives a request from Holders of a majority of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement having an anticipated aggregate offering price, net of Selling Expenses, of at least $10 million, then the Company shall (x) within 10 days after the date such request is given, give notice thereof (the "Demand Notice") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within 60 days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within 20 days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 11.1(c) and 11.3.

(b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least twenty percent (20%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $3 million, then the Company shall (i) within 10 days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within 45 days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within 20 days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 11.1(c) and 11.3.

(c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 11.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than 90 days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such ninety (90) day period other than an Excluded Registration.

(d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 11.1(a); (i) during the period that is 60 days before the Company's good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected one registration pursuant to Section 11.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 11.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 11.1(b) (i) during the period that is 30 days before the Company's good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected one registration pursuant to Section 11.1(b) within the 12 month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Section 11.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Section 11.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Section 11.1(d); provided, that if such withdrawal is during a period the Company has deferred taking action pursuant to Section 11.1(c), then the Initiating Holders may withdraw their request for registration and such registration will not be counted as "effected" for purposes of this Section 11.1(d).

11.3 **Company Registration.** If the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within 20 days after such notice is given by the Company, the Company shall, subject to the provisions of Section 11.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 11.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 11.6.

11.4 **Underwriting Requirements.**

(a) If, pursuant to Section 11.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 11.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 11.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 11.3, if the managing underwriter(s) advise the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

(b) In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 11.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable) to the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below 25% of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the provision in this Section 11.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

11.5 **Obligations of the Company. Whenever required under this Section 11 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:**

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to 120 days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such 120 day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such 120 day period shall be extended for up to 180 days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

11.6 **Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 11 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.**

11.7 **Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 11, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company shall be borne and paid by the Company; and the reasonable fees and disbursements, not to exceed $50,000, of one counsel for the selling Holders ("Selling Holder Counsel"); provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 11.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Sections 11.1(a) or 11.1(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Sections 11.1(a) or 11.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 11 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.**

11.8 **Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 11.**

11.9 **Indemnification. If any Registrable Securities are included in a registration statement under this Section 11:**

(a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 11.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 11.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Sections 11.8(b) and 11.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 11.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 11.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 11.8, only to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 11.8.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 11.8 but it is judicially determined (by the entry of a final judgment or decree by a court of

competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 11.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 11.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Section 11.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 11.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control; provided, however, that any matter expressly provided for or addressed by the foregoing provisions that is not expressly provided for or addressed by the underwriting agreement shall be controlled by the foregoing provisions.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 11.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 11, and otherwise shall survive the termination of this Agreement or any provision(s) of this Agreement.

11.10 **Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:**

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after 90 days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

11.11 **Limitations on Subsequent Registration Rights.** From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would (i) allow such holder or prospective holder to include such securities in any registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the same extent that Registrable Securities of Holders that are included in such registration (i.e., subject to pro rata cutbacks), or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder (provided that securities of such holder may be taken into account in determining whether the thresholds for a demand registration in this Agreement are taken into account); provided that this limitation shall not apply to Registrable Securities acquired by any additional Stockholder that becomes a party to this Agreement in accordance with Section 13.9.

11.12 **"Market Stand-off" Agreement.** Each Stockholder hereby agrees that it will not, without the prior written consent of the Company or the managing underwriter (in connection with the IPO) or the SPAC (in connection with a SPAC Transaction), during the period commencing on the date (a) of the final prospectus relating to the registration by the Company for its own behalf of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3 or (b) the closing of the SPAC Transaction, and ending on the date specified by the Company and the managing underwriter (for an IPO) or the Company and the SPAC (for a SPAC Transaction) (such period not to exceed (x) one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter (in connection with an IPO) or the SPAC (in connection with a SPAC Transaction) to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules or NYSE rules, or (y) ninety (90) days in the case of any registration other than the IPO or SPAC Transaction), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations or opinions, including, but not limited to, the restrictions contained in applicable FINRA rules or NYSE rules, (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock held immediately prior to the effectiveness of the registration statement for the IPO (or, in the case of a SPAC Transaction, any shares of the common stock or other share capital of the SPAC or any securities convertible into or exercisable or exchangeable, directly or indirectly, for such common stock or other share capital) (whether such shares or any such securities are then owned by the Stockholder or are thereafter acquired); or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock, the common stock or share capital of the SPAC or other securities, in cash, or otherwise. The foregoing provisions of this Section 11.11 shall not apply to (1) the sale of any shares to an underwriter pursuant to an underwriting agreement in an IPO or to the sale of any shares to the SPAC in a SPAC Transaction, (2) any shares purchased in an IPO or SPAC Transaction, (3) any shares purchased in open market transactions following an IPO or SPAC Transaction, (4) the sale of any shares to an underwriter pursuant to an underwriting agreement, or (5) the transfer of any shares to an Affiliate or any trust for the direct or indirect benefit of the Stockholder or a Family Member of the Stockholder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall only be applicable if all officers, directors and holders of more than five percent (5%) of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock) enter into similar agreements. The underwriters in connection with an IPO, and the SPAC in a SPAC Transaction, are intended third-party beneficiaries of this Section 11.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each

Stockholder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO and the SPAC in a SPAC Transactions that are consistent with this Section 11.11 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Company stockholders that are subject to such agreements, based on the number of shares subject to such agreements.

11.13 **Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Sections 11.1 or 11.2 shall terminate upon the earliest to occur of:**

(a) the closing of a Deemed Liquidation Event;

(b) such time after the consummation of the IPO as SEC Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation during a three-month period without registration; and

(c) the fifth anniversary of the IPO.

12. **Right of First Refusal and Co-Sale. If the Company grants future investors ("Future Investors") rights of first refusal and co-sale with respect to transfers of shares by certain key holders of the Company's capital stock, the Company and such key holders shall provide substantially equivalent rights to the Lead Investor, subject to the Lead Investor's execution of any relevant documents executed by the Future Investors.**

Miscellaneous.

Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

Confidentiality. Each Stockholder agrees that such Stockholder will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement or otherwise (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Subsection 13.2 by such Stockholder), (b) is or has been independently developed or conceived by such Stockholder without use of the Company's confidential information, or (c) is or has been made known or disclosed to such Stockholder by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that a Stockholder may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) with the prior approval of the Company, to any prospective purchaser of any shares of Capital Stock from such Stockholder, if such prospective purchaser agrees to be bound by the provisions of this Subsection 13.2; (iii) to any existing or prospective Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Stockholder in the ordinary course of business, provided that such Stockholder informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information (and such Stockholder shall be responsible for any breach of the provisions of this Subsection 13.2 by such other Person); or (iv) as may otherwise be required by law, regulation, rule, court order or subpoena, provided that such Stockholder promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered

via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes._

Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

Notices.

(a) **All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Subsection 13.6. If notice is given to the Company, a copy shall also be sent (which shall not constitute notice) to Latham & Watkins LLP, attention: Alex Voxman, Esq., 355 South Grand Avenue, Suite 100 Los Angeles, CA 90071-1560. If notice is given to the Lead Investor, a copy (which copy shall not constitute notice) shall also be sent to Cooley LLP, 1333 2nd Street, Suite 400, Santa Monica, CA 90401, Attention: David R. Young.**

(b) **Consent to Electronic Notice. Each Stockholder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "DGCL"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number set forth below such Stockholder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each Stockholder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.**

Termination. This Agreement shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, (iii) upon the closing of a Deemed Liquidation Event, or (iv) consummation of a SPAC Transaction, whichever event occurs first (except that in the case of clause (iii), the obligations of the Stockholders under Section 6 and the provisions of Section 7 (as they relate to Section 6) shall survive such termination with respect to the applicable Deemed Liquidation Event, provided that such Deemed Liquidation Event is a Sale of the Company approved in accordance with Section 6.1).

Amendments and Waivers. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of (i) the Company and (ii) the holders of fifty percent (50%) of the voting power of the Capital Stock then outstanding held by all Stockholders (on an as converted to Common Stock basis); provided that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing:

(a) **this Agreement may not be amended, modified or terminated, and no provision hereof may be waived, in each case, in a way which would materially and adversely affect the rights of a Stockholder or group of Stockholders hereunder in a manner disproportionate to any adverse effect that such amendment, modification, termination or waiver would have on the rights of the other Stockholders hereunder, without also the written consent of such Stockholder or holders of at least a majority of the shares of Capital Stock then held by Stockholders comprising such group of Stockholders;**

(b) **the provisions of Subsection 5.1(a) and of this Subsection 13.8(b) may not be amended without the written consent of Weinstein;**

(c) **the provisions of Subsection 5.1(b) and of this Subsection 13.8(c) may not be amended without the written consent of Lonesome Boar;**

(d) **the provisions of Subsection 5.1(c), Section 3.3 (as it relates to the Lead Investor), Section 9.7 and of this Subsection 13.8(d) may not be amended without the written consent of the Lead Investor;**

(e) **the provisions of Subsection 5.1(d), Section 3.3 (as it relates to the Shepard) and of this Subsection 13.8(e) may not be amended without the written consent of Shepard;**

(f) **the provisions of Section 4 may not be amended in a manner that is adverse to the Lead Investor or Shepard without the consent of the Lead Investor or Shepard, as applicable; provided, however, that any amendment to Section 4 that is made for the purpose of granting one or more stockholders of the Company rights under Section 4 that are equivalent to those of the Lead Investor shall be deemed not to adversely affect the Lead Investor or Shepard and will not require the consent of the Lead Investor or Shepard;**

(g) **so long as at least 5,523,895 shares of Series A Preferred Stock remain outstanding, any amendment or waiver of the terms of this Agreement that adversely affects the holders of Series A Preferred Stock in any material respect will require the consent of holders of a majority of the Series A Preferred Stock; provided that this Subsection 13.8(g) shall not apply with respect to any amendment or waiver that is entered into in connection with an equity financing transaction unless the consent of holders of a majority of Series A Preferred Stock is required under Section 2.4.4 of the Certificate of Incorporation in connection with such equity financing transaction;**

(h) **any amendment, modification or waiver to or with respect to the provisions of Sections 3.1 or 3.2, or this Section 13.8(h) that adversely affects any Major Stockholder(s) that hold(s) Preferred Stock in any material respect (each such affected Major Stockholder with respect to such amendment, modification or waiver, an "Affected Major Stockholder") will require the written consent of the Company and the holders of at least a majority of the shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Stock) then outstanding and held by the Major Stockholders (on an as converted basis); provided that (i) any such amendment or modification that is made for the purpose of providing all or any of the rights covered by any such Sections to any current or future stockholders (including in connection with future equity financings) shall be deemed not to adversely affect any Major Stockholders for this purpose (and will not require consent under this Section 13.8(h)), (ii) the rights of a Major Stockholder under Section 3.1 may not be eliminated without the consent of such Major Stockholder (but, upon reasonable request by the Company, the applicable time periods for complying with such provisions may be extended up to sixty (60) days by written consent of holders of at least a majority of the shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Stock) then outstanding and held by the Major Stockholders (on an as converted basis)); and (iii) any such amendment, modification or waiver that is consented to in writing by each applicable Affected Major Stockholder shall not require consent under this Section 13.8(h) with respect to such amendment, modification or waiver; and**

(i) **Schedule A hereto may be amended by the Company from time to time without the consent of the other parties to (A) add transferees of any Capital Stock in compliance with the terms of this Agreement or (B) to add information regarding any additional Stockholder who becomes a party to this Agreement in accordance with the terms of this Agreement.**

Any amendment, modification, termination, or waiver effected in accordance with this Subsection 13.8 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

Additional Stockholders. In the event that after the date of this Agreement, the Company issues Equity Securities to any Person that is not already a party to this Agreement, the Company may, as a condition to such issuance (or, if such Person is acquiring more than 1% of the Company's outstanding Equity Securities (on an as converted to Common Stock basis), the Company shall, as a condition to such issuance), cause such Person to execute a counterpart signature page hereto, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to the Stockholders.

Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

Entire Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated to read in its entirety as set forth in this Agreement, shall be superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

The prevailing party shall be entitled to seek reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

Stock Splits, Stock Dividends, etc. In the event of any issuance of Equity Securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Equity Securities shall become subject to this Agreement.

Manner of Voting. The voting of Capital Stock pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Capital Stock pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

Transfers. Each transferee or assignee of any Equity Securities subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering a counterpart signature page hereto, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to the Stockholders. The Company shall not permit the transfer of the Equity Securities subject to this Agreement on its books or issue a new certificate representing any such Equity Securities unless and until such transferee shall have complied with the terms of this Section 13.18.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

<u>THE COMPANY</u>:

SGROUPLES, INC. DBA MEWE

By: *Founder Signature*

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

<u>STOCKHOLDER</u>:

Name of Stockholder: [ENTITY_NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

SCHEDULE A

MeWe I (THE "SPV"),
a series of Wefunder SPV, LLC, a Delaware limited
liability company (the "LLC")

Subscription Agreement

[INVESTMENT AMOUNT] **[INVESTMENT DATE]**

MeWe I (the "SPV"), a series of Wefunder SPV, LLC (the "LLC"), is a special purpose vehicle that will invest all of its assets in securities issued by Sgrouples, Inc. dba MeWe (the "Company"). By making an investment in the SPV through the Wefunder website, I understand and agree to the representations set forth below.

I have reviewed the following information and documents in connection with this Subscription Agreement:

1. The information on the Wefunder website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that none of Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or Wefunder Advisors, LLC, nor any of their affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information;

2. The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

3. The Series Appendix, an appendix to the Wefunder SPV, LLC limited liability company agreement (the **"LLC Agreement"**), which sets forth certain specific terms of the SPV;

4. The Terms Appendix, which summarizes the terms of the Company securities to be purchased by the SPV;

5. The LLC Agreement, which sets forth other terms applicable to each SPV;

6. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

7. The Wefunder Investor Agreement; and

8. The Wefunder Terms of Service.

By making an investment in the SPV through the Wefunder website, I agree to be bound by this Subscription Agreement and the terms of the other agreements listed above with respect to my investment in the SPV.

Subscription Agreement

SCOPE OF AGREEMENT AND INVESTOR ELIGIBILITY REPRESENTATIONS

A. This agreement ("**Agreement**") applies to each investment in a series ("**SPV**") of Wefunder SPV, LLC (the "**LLC**"). Each series is a separate pool of assets from every other series. Each SPV will invest all of its assets in securities issued by a single company ("**Company**") as set forth in the applicable series appendix ("**Series Appendix**") to the Wefunder SPV, LLC limited liability company agreement ("**LLC Agreement**"). The terms of the Company securities to be purchased by the SPV are summarized in an appendix ("**Terms Appendix**") attached to this Agreement.

B. Each SPV is formed by and operated by Wefunder Admin, LLC on behalf of the Company in whose securities that SPV invests.

C. Important information about the Company, about the related SPV, and more generally about investments through the Wefunder website, is available through the Wefunder website. The Investor should review that information, and all relevant Company Information (as defined below), carefully before making an investment in any SPV.

D. Each SPV will offer membership interests ("**Interests**") in that SPV pursuant to Regulation Crowdfunding under the U.S. Securities Act of 1933, as amended (the "**Securities Act**").

E. You hereby agree that each time you make an investment in any SPV, you will be deemed to have entered into this Agreement, and will be deemed to have made each representation and covenant contained in this Agreement.

F. Except as the context otherwise requires, any reference in this Subscription Agreement to:

1. a "SPV" shall mean "The LLC acting solely on behalf of and for the account of the SPV";

2. "Investor" and "you" shall mean a person (whether individually, jointly with another person, or through his or her individual retirement account) who has agreed to invest, or has invested, in any SPV; and

3. "Company Information" means:

   a. The information on the Wefunder website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that neither Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or Wefunder Advisors, LLC (together, the "Wefunder entities," nor any of their affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information;

   b. The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

   c. The Series Appendix, an appendix to the Wefunder SPV, LLC limited liability company agreement (the "LLC Agreement"), which sets forth certain specific terms of the SPV;

   d. The Terms Appendix, which summarizes the terms of the Company securities to be purchased by the SPV;

   e. The LLC Agreement, which sets forth other terms applicable to each SPV;

   f. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

   g. The Wefunder Investor Agreement; and

   h. The Wefunder Terms of Service.

INVESTOR'S REPRESENTATIONS AND COVENANTS

1. **Investor's Review of Information and Investment Decision**

1.1. The Investor has carefully read and understands the Company Information. The Investor acknowledges that it has made an independent decision to invest indirectly in the Company through the SPV and that, in making its decision to invest in a SPV, the Investor has relied solely upon the Company Information, any other relevant information on the Wefunder website, and independent investigations made by the Investor. The Investor understands that no representations or warranties have been made to the Investor by the LLC, the relevant SPV, any administrator appointed from time to time with respect to the SPV (the "Administrator"), any lead investor appointed from time to time with respect to the SPV (the "Lead Investor"), or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them regarding the Company.

1.2. The Investor has been provided an opportunity to request additional information concerning the Company and the offering through the **Ask A Question** feature on wefunder.com.

1.3. The Investor understands and agrees that neither Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC, any of their affiliates, nor any director, manager, officer, shareholder, member, employee or agent of Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or any of their affiliates (each, a "Wefunder Party," and collectively, "Wefunder Parties") shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Company. Such materials may include, but are not limited to, information provided by the Company in the Form C related to the offering, information available through the Wefunder website, and materials distributed to the Investor by the SPV on behalf of a Company.

1.4. The Investor represents and agrees that no Wefunder Party has recommended or suggested any investment in a SPV, or any investment related to a Company, to the Investor.

1.5. Investor understands that no Wefunder Party is an adviser to Investor, and that Investor is not an advisory or other client of any Wefunder Party.

1.6. The Investor is not relying on any Wefunder Party or any other person or entity with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Investor's own advisers that are not affiliated with any of the foregoing persons.

1.7. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor's investment in the SPV and is able to bear such risks. The Investor has obtained, in the Investor's judgment, sufficient information to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the SPV, understands there are substantial risks of loss incidental to the purchase of an Interest and has determined that the Interest is a suitable investment for the Investor and consistent with the general investment objectives of the Investor.

2. **Investor's Representations Related To Investment in a SPV.**

2.1. The Investor is acquiring the Interest for its own account, for investment purposes only and not with an intent to resell or distribute the Interest (or any distributions received from the SPV in whole or in part), and the Investor agrees that it will not sell or otherwise transfer the Interest unless in compliance with Regulation Crowdfunding and other applicable securities laws, and with the terms and conditions of this Agreement.

2.2. The Investor's investment in the Interest is consistent with the investment purposes, objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity.

2.3. The Investor has all requisite power, authority and capacity to acquire and hold the Interest and to execute, deliver and comply with the terms of each of the instruments required to be executed and delivered by the Investor in connection with the Investor's subscription for the Interest, including without limitation this Subscription Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under, any instruments governing the Investor, any law, regulation or order, or any agreement or other undertaking to which the Investor is a party or by which the Investor may be bound. If the Investor is an entity, the person executing and delivering

each of such instruments on behalf of the Investor has all requisite power, authority and capacity to execute and deliver such instruments, and, upon request by the SPV, will furnish to the SPV a true and correct copy of any instruments governing the Investor, including all amendments thereto. The signature on each of such instruments is genuine and each of such instruments constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms.

2.4. The Wefunder Parties are each hereby authorized and instructed to accept and execute any instructions in respect of the Interest given by the Investor in written or electronic form. The Wefunder Parties may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

2.5. Pursuant to the requirements of Treas. Reg. § 301.6109-1(c), the Investor has provided, or agrees to provide upon the earlier of (i) two years of an acquisition of an Interest or (ii) twenty (20) days before any distribution is to be made from the SPV, his, her or its taxpayer identification number (e.g., social security number or employer identification number) under penalties of perjury and has or will attest that the Internal Revenue Service has not notified the Investor that he, she or it is subject to backup withholding.

3. **The Manager Has The Right To Reject Any Subscription, In Whole Or In Part.**

3.1. The Investor understands that the SPV will not register as an investment company under the U.S. Investment Company Act of 1940, as amended (the "**Investment Company Act**"), nor will it make a public offering of its securities within the United States.

3.2. The Investor understands that the value of all investments in any SPV made through individual retirement accounts ("**IRAs**") must be less than 25% of the value of the SPV's assets.

3.3. If the Investor is investing in a SPV through an employee benefit plan of any kind, including an individual retirement account (the "**Plan**"), and an individual or entity (the "**Fiduciary**") has entered into this Agreement on behalf of the Plan, the Fiduciary hereby makes the following representations, warranties, and covenants:

i. The Fiduciary is a fiduciary of the Plan who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Fund is consistent with the Fiduciary's responsibilities to the Plan under Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Investor, and the Fiduciary hereby agrees that, except for the representations, covenants and agreements contained in this section 3.3. all representations, covenants and agreements contained in this Agreement are made on behalf of the Investor who is investing through the Plan.

ii. The execution and delivery of this Subscription Agreement, and the investment contemplated hereby has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust; and (B) will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments.

iii. The Fiduciary acknowledges that the assets of the Fund will be invested in accordance with the Company Information related to that Fund.

iv. The Plan's purchase and holding of an Interest will not constitute a non-exempt transaction prohibited under ERISA, Section 4975 of the Internal Revenue Code (the "**Code**"), or any similar laws or other federal, state, local, foreign or other laws or regulations applicable to the Plan and its investments. None of the Wefunder entities nor any of their affiliates, agents, or employees: (A) exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase an Interest, (B) renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or (C) is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

v. The Fiduciary understands and agrees to the fee arrangements described in the Company Information.

vi. The Fiduciary understands and agrees that, to prevent the assets of the SPV from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Code, the Investor may be prohibited from purchasing or acquiring an Interest or may be required to redeem its Interest or a portion thereof.

3.4. The Investor acknowledges that the SPV and any Administrator, on the SPV's behalf, may not accept any investment from an Investor if the Investor cannot truthfully make the representations contained herein.

4. **The Correctness And Accuracy Of All Information Provided By Investor To The LLC Or The SPV.**

4.1. The Investor confirms that all information and documentation provided to the LLC, the SPV, and any Administrator, including, but not limited to, all information regarding the Investor's identity, taxpayer identification number, the source of the funds to be invested in the SPV, and the Investor's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct and complete. Should any such information change or no longer be accurate, the Investor agrees and covenants that they will promptly notify the Wefunder Parties of such changes via the wefunder.com platform. The Investor agrees and covenants that he, she or it will maintain accurate and up-to-date contact information (including email and mailing address) on the wefunder.com platform and will promptly update such information in the event it changes or is no longer accurate.

4.2. The representations, warranties, agreements, undertakings and acknowledgments made by the Investor in this Subscription Agreement will be relied upon by the LLC, the SPV, and any Administrator in determining the Fund's compliance with federal and state securities laws, and shall survive the Investor's admission as a Member of the SPV.

4.3. All information that the Investor has provided to the LLC, the SPV, and any Administrator concerning the knowledge and experience of financial, tax and business matters of the Investor is correct and complete.

5. **The Wefunder Parties' Right To Use Investor Information.**

5.1. The Investor agrees and consents to the Wefunder Parties, their delegates and their duly authorized agents and any of their respective related, associated or affiliated companies obtaining, holding, using, disclosing and processing the Investor's data:

a. to facilitate the acceptance, management and administration of the Investor's subscription for an Interest on an on-going basis;

b. for any other specific purposes where the Investor has given specific consent to do so;

c. to carry out statistical analysis, market research, and tracking of investment performance over time;

d. to comply with legal or regulatory requirements applicable to the SPV and any Administrator or the Investor, including, but not limited to, in connection with anti-money laundering and similar laws;

e. for disclosure or transfer to third parties including the Investor's financial adviser (where appropriate), regulatory bodies, auditors, technology providers or to the SPV, any Administrator, any Lead Investor, and their delegates or their duly appointed agents and any of their respective related, associated or affiliated companies for the purposes specified above;

f. if the contents thereof are relevant to any issue in any action, suit or proceeding to which the LLC, the SPV, any Administrator, any Lead Investor, or their affiliates are a party or by which they are or may be bound;

g. for other legitimate business of the LLC, the SPV, any Administrator, or any Lead Investor.

5.2. The Investor acknowledges and agrees that it will provide additional information or take such other actions as may be necessary or advisable for the SPV or any Administrator (in the sole judgment of the SPV and/or any Administrator) to comply with any disclosure and compliance policies, related legal process or appropriate requests (whether formal or informal) or otherwise.

5.3. The Investor agrees and consents to disclosure by the LLC, the SPV and any of their agents, including any Administrator or any Lead Investor, to relevant third parties of information pertaining to the Investor in respect of disclosure and compliance policies or information requests related thereto. Without limiting the generality of the foregoing, the Investor agrees that information about the Investor may be provided to the Company in whose securities a SPV will or proposes to invest.

5.4. The Investor authorizes the LLC, the SPV, any Administrator, and each SPV service provider to disclose the Investor's nonpublic personal information to comply with regulatory and contractual requirements applicable to the SPV and its investments. Any such disclosure shall be permitted notwithstanding any privacy policy or similar restrictions regarding the disclosure of the Investor's nonpublic personal information.

6. **Key Risk Factors**

6.1. The Investor understands that investment in a SPV may involve a complete loss of the Investor's investment. In this regard, the Investor understands that such venture investments involve a high degree of risk, and that many or most venture company investments lose money. An Investor may ultimately receive cash, securities, or a combination of cash and securities (and in many cases nothing at all). If the Investor receives securities, the securities may not be publicly traded, and may not have any significant value.

6.2. The Investor understands and agrees that the Interests are subject to restrictions on transfer and cannot be redeemed. Instead, an Investor typically must hold his or her Interest in a SPV until the SPV has sold or otherwise disposed of its investments and the SPV distributes its investments to the investors in the SPV (a "**Liquidation Event**"). An Investor typically will not receive any distributions until such a Liquidation Event (and may not receive anything even upon a Liquidation Event), which may not occur for many years. The Investor must therefore bear the economic risk of holding their investment for an indefinite period of time.

6.3. The Investor understands and agrees that the Interests: (a) have not been registered under the Securities Act or any other law of the United States, or under the securities laws of any state or other jurisdiction, and therefore an Interest cannot be resold, pledged, assigned or otherwise disposed of unless it is so registered or an exemption from registration is available; and (b) can only be transferred as permitted under Regulation Crowdfunding and subject to the terms and conditions of this Agreement.

6.4. The Investor understands that no guarantees have been made to the Investor about future performance or financial results of the SPV, and an investment in the SPV may result in a gain or loss upon termination or liquidation of the SPV. It is possible that the investors in a SPV will have "phantom income," which could require them to pay taxes on their investment in a SPV even though the SPV does not distribute any income (or does not distribute sufficient income to pay the taxes).

6.5. The Investor understands and agrees that the SPV was formed by and is operated by Wefunder Admin, LLC on behalf of the Company. Investors will have no right to manage or influence the management of any SPV or of the LLC.

6.6. The Investor understands and agrees that the Company may appoint a Lead Investor and that, if appointed, pursuant to a power of attorney granted by the Investor in the Investor Agreement, the Lead Investor will exercise voting authority on behalf of the Investor with respect to the SPV securities the Investor owns.

6.7. The Investor represents that he or she has read and understands the risk factors contained in the Company Information. The Investor understands and agrees that each Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in securities issued by that Company (including through a SPV), and that the Wefunder Parties have no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all.

6.8. The Investor understands that any privacy statements, reports or other communications regarding the SPV and the Investor's investment in the SPV (including annual and other updates, and tax documents) will be delivered via electronic means, including through wefunder.com. The Investor hereby consents to electronic delivery

as described in the preceding sentence. In so consenting, the Investor acknowledges that email messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems, or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. The Investor also acknowledges that an email from the Wefunder Parties may be accessed by recipients other than the Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. No Wefunder Party gives any warranties in relation to these matters.

6.9. The Investor understands and agrees that if he, she or it does not provide a valid taxpayer identification number under penalties of perjury, and attest that the Investor has not been notified by the Internal Revenue Service that he, she or it is subject to backup withholding, the SPV will be required to withhold from any proceeds otherwise payable to the Investor an amount necessary to satisfy the SPV's backup withholding obligations.

6.10. The Investor understands and agrees that if he, she or it does not provide a valid taxpayer identification number to the SPV, the SPV will withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations with respect to such amount. The SPV may also withhold any other amounts representing the SPV's reasonable estimation of penalties that may be charged by the Internal Revenue Service or any other taxing authority as a result of the Investor's failure to provide a valid taxpayer identification number.

7. **Compliance With Anti-Money Laundering Laws.**

7.1. The Investor represents and warrants that the Investor's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. Federal or State laws or any laws and regulations of other countries.

7.2. The Investor acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") may prohibit the SPV, any Administrator, or any Lead Investor from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "**OFAC Maintained Sanctions**").

7.3. The Investor acknowledges that the SPV prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by the Investor in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "**Prohibited Persons**"). The Investor represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

7.4. To the extent the Investor has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Investor reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the SPV, and (iv) it will make available such information and any additional information requested by the SPV that is required under applicable regulations.

7.5. The Investor acknowledges and agrees that the SPV or any Administrator may "freeze the account" of the Investor, including, but not limited to, by suspending distributions from the SPV to which the Investor would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

7.6. The Investor acknowledges and agrees that the SPV and/or any Administrator, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("SARs") or any other information with governmental and law enforcement agencies that identify transactions and activities that the SPV or any Administrator or their agents reasonably determine to be suspicious, or is otherwise required by law. The Investor acknowledges that the LLC, the SPV, and any Administrator are prohibited by law from disclosing to third parties, including the Investor, any filing or the substance of any SARs.

7.7. The Investor agrees that, upon the request of the LLC, the SPV, or any Administrator, it will provide such information as the LLC, the SPV, or any Administrator requires to satisfy applicable anti-money laundering laws and regulations, including, without limitation, background documentation about the Investor

8. **Regulatory Provisions**

8.1. The Investor understands that no federal or state agency has passed upon the Interests or made any findings or determination as to the fairness of this investment.

8.2. The Investor certifies that the information contained in the executed copy of Form W-9 submitted to the SPV (if any) and/or the taxpayer identification provided to the SPV is correct. The Investor agrees to provide such other documentation as the SPV determines may be necessary for the SPV to fulfill any tax reporting and/or withholding requirements.

8.3. The Investor understands and agrees that the Company may cause the SPV to make an election under Section 754 of the Internal Revenue Code (the "**Code**") or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the SPV elects to be treated as an electing investment partnership, the Investor shall cooperate with the SPV to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Investor shall provide the SPV with any information necessary to allow the SPV to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

8.4. The Investor consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the SPV electronically via email, the Internet and/or another electronic reporting medium in lieu of paper copies. The Investor agrees that it will confirm this consent electronically at a future date in a manner set forth by the Company at such time and as required by the electronic receipt consent rules set forth by the Internal Revenue Service. The Investor may request a paper copy of the Investor's Schedule K-1 by contacting Wefunder Inc. at support@wefunder.com or such other email address as specified on the wefunder.com platform. Requesting a paper copy will not constitute a withdrawal of the Investor's consent to receive reports or other communications, including Schedule K-1, electronically. The Investor may withdraw its consent for electronic delivery or change its contact preferences for such delivery at any time by writing to support@wefunder.com or such other email address as specified on the wefunder.com platform. Such withdrawal will take effect promptly after receipt, unless otherwise agreed upon. Upon receipt of a withdrawal request, the SPV will confirm the withdrawal and the date on which it takes effect in writing (either electronically or on paper). A withdrawal of consent does not apply to a statement that was furnished electronically before the date on which the withdrawal of consent takes effect. The SPV will cease providing information electronically upon termination of the SPV. Notwithstanding the Investor's consent to receive materials electronically, the Investor still may be required to print and attach its Schedule K-1 to a federal, state or local tax return.

9. **Miscellaneous Provisions**

9.1. **Indemnification**

9.1.1. The Investor agrees to indemnify and hold harmless the LLC, the SPV, any Administrator, any Lead Investor, or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them, and each other person, if any, who controls, is controlled by, or is under common control with, any of the foregoing, within the meaning of Section 15 of the Securities Act, and their respective officers, directors, partners, members, shareholders, owners, employees and agents (collectively, the "**Indemnified Parties**") against any and all loss, liability, claim, damage and expense whatsoever (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon (i) any false representation or warranty made by the Investor, or breach or failure by the Investor to comply with any covenant or agreement made by the Investor, in this Subscription Agreement or in any other document furnished by the Investor to any of the foregoing in connection with this transaction, or (ii) any action for securities law violations instituted by the Investor that is finally resolved by judgment against the Investor.

9.1.2. The Investor also agrees to indemnify each Indemnified Party for any and all costs, fees and expenses (including legal fees and disbursements) in connection with any damages resulting from the Investor's misrepresentation or misstatement contained herein, or the assertion of the Investor's lack of proper authorization from the beneficial owner to enter into this Subscription Agreement or perform the obligations hereof.

9.1.3. The Investor agrees to indemnify and hold harmless each Indemnified Party from and against any tax, interest, additions to tax, penalties, reasonable attorneys' and accountants' fees and disbursements, together with interest on the foregoing amounts at a rate determined by the SPV or any Administrator computed from the date of payment through the date of reimbursement, arising from the failure to withhold and pay over to the U.S. Internal Revenue Service or the taxing authority of any other jurisdiction any amounts computed, as required by applicable law, with respect to the income or gains allocated to or amounts distributed to the Investor with respect to its Interest during the period from the Investor's acquisition of the Interest until the Investor's transfer of the Interest in accordance with this Agreement, the LLC Agreement, and Regulation Crowdfunding.

9.1.4. If for any reason (other than the willful misfeasance or gross negligence of the entity that would otherwise be indemnified) the foregoing indemnification is unavailable to, or is insufficient to hold such Indemnified Party harmless, then the Investor shall contribute to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Investor on the one hand and the Indemnified Parties on the other but also the relative fault of the Investor and the Indemnified Parties, as well as any relevant equitable considerations.

9.1.5. The reimbursement, indemnity and contribution obligations of the Investor under this section shall be in addition to any liability that the Investor may otherwise have, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnified Parties.

9.2. **Limitation of Liability**. The LLC is a Delaware "multi-series" limited liability company. As a multi-series limited liability company, the LLC may operate multiple series with the benefit of segregation of assets and liabilities among each of its series pursuant to the Delaware Limited Liability Company Act, as amended (the "**Delaware Act**"). Accordingly, the Investor hereby agrees that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a series (including the SPV) shall be enforceable against the assets of that series only and not against the LLC generally or the assets of any other series. In addition, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the LLC generally, or any particular series, shall be enforceable against the assets of any other series.

9.3. **Counsel**. The Investor understands that Morrison & Foerster LLP serves as legal counsel on certain matters to Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC and Wefunder Advisors, LLC and not to the SPV or any Investor by virtue of its investment in the SPV, and that no independent counsel has been retained to represent the SPV or Investors in the SPV. The Investor also understands that Morrison & Foerster LLP has not independently verified any factual assertions made in the Company Information or on the Wefunder website and is not responsible for the SPV's compliance with its investment program or applicable law.

9.4. **Power of Attorney**. The Investor hereby appoints each of the Company and Wefunder Admin, LLC as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

9.4.1. a Certificate of Formation of the LLC and any amendments required under the Delaware Act

9.4.2. the LLC Agreement and any duly adopted amendments;

9.4.3. any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the LLC or the SPV (including a Certificate of Cancellation of the Certificate of Formation); and

9.4.4. any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the LLC's or the SPV's business, purpose and objectives or required by any applicable U.S., state, local or other law.

This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another SPV member for all of the Investor's investment in the LLC or the SPV or upon the liquidation or

termination of the LLC or the SPV. The Investor hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of the LLC, the SPV, and any Administrator taken in good faith under this power of attorney.

9.5. **Confidentiality**.

9.5.1. The Investor agrees that the Company Information and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any), reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the SPV and/or any Administrator and all other documents and information concerning the affairs of the SPV and/or the Fund's investments, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the SPV (collectively, the "**Confidential Information**") that the Investor may receive pursuant to or in accordance with the use of the Wefunder website, an investment in one or more SPVs, or otherwise as a result of its ownership of an Interest in the SPV, constitute proprietary and confidential information about the SPV, any Administrator, and/or any Lead Investor (the "**Affected Parties**").

9.5.2. The Investor acknowledges that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. The Investor further acknowledges that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Companies or their respective businesses. The Investor shall not reproduce any of the Confidential Information or portion thereof or make the contents thereof available to any third party other than a disclosure on a need-to-know basis to the Investor's legal, accounting or investment advisers, auditors and representatives (collectively, "**Advisers**"), except to the extent compelled to do so in accordance with applicable law (in which case the Investor shall promptly notify the SPV of the Investor's obligation to disclose any Confidential Information) or with respect to Confidential Information that otherwise becomes publicly available other than through breach of this provision by the Investor.

9.5.3. To the fullest extent permitted by law, the Investor agrees not to request disclosure or inspection of any such information after the Investor is notified (whether in response to the Investor's request for information or otherwise) that the SPV has determined not to disclose such information.

9.5.4. The Investor agrees that the LLC, the SPV, and the SPV service providers would be subject to potentially irreparable injury as a result of any breach by the Investor of the covenants and agreements set forth in this Item 9.5, and that monetary damages would not be sufficient to compensate or make whole the LLC, the SPV, and the SPV services providers for any such breach. Accordingly the Investor agrees that the LLC, the SPV, and the SPV service providers shall be entitled to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

9.6. **Amendments**. Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged or terminated except with the written consent of the Investor and the Company on behalf of the relevant SPV. For the sake of clarity, the restriction on the Company in the preceding sentence applies solely to the form of this Subscription Agreement applicable to SPVs that have had a closing, and does not prevent the Company from changing the form and content of this Subscription Agreement for use in offerings of SPVs that have not had a closing.

9.7. **Assignability and Transferability**. This Subscription Agreement is not transferable or assignable by the Investor without the prior written consent of the Company on behalf of the SPV, and any transfer or assignment in violation of this provision shall be null and void. The Interests in the SPV being acquired by Investor herein may only be transferred by Investor in compliance with Regulation Crowdfunding and the terms and conditions of this Agreement. If Investor seeks to transfer the Interests, Investor shall first give written notice to the Company and Wefunder Admin, LLC, including the number of Interests that Investor desires to transfer, the proposed price, the name and contact information of the proposed buyer, and any other information that the Company or Wefunder Admin, LLC may reasonably request. To the extent possible, such notice shall be provided through the Wefunder.com website. Any transfer of Interests shall be subject to execution by Investor and the proposed transferee of appropriate documentation, as may be required by the Company or Wefunder Admin, LLC, in their discretion. Investor further acknowledges that pursuant to the LLC Agreement, Wefunder Admin, LLC (as Series Manager of the SPV), may impose additional restrictions on or prohibit the Transfer of Interests for any reason or no

reason, in its sole discretion.

9.8. **Repurchase**. In the event that the SPV or any Administrator determines that it is likely that within twelve (12) months the securities of the SPV or the Company will be held of record by a number of persons that would require the SPV or the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the SPV shall have the option to repurchase the Interests from each Investor to the extent necessary to avoid the requirement to register a class of its securities under the Exchange Act. Such repurchase of Interests shall be for the greater of (i) the purchase price of the Interests, or (ii) the fair market value of the Interests, as determined by an independent appraiser of securities chosen by the Administrator. Any such repurchase may only occur with the consent of Wefunder Admin, LLC, as Series Manager of the SPV.

9.9. **Governing Law**; Consent to Jurisdiction. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware. Any action or proceeding brought by the SPV or any SPV service provider against one or more investors in the SPV relating in any way to this Subscription Agreement or the LLC Agreement may, and any action or proceeding brought by any other party against the SPV or any SPV service provider relating in any way to this Subscription Agreement or the Company Information shall, be brought and enforced in the state courts of the State of Delaware located in Wilmington or (to the extent subject matter jurisdiction exists therefore) in the courts of the United States located in the District of Delaware; and the Investor and the SPV irrevocably submit to the jurisdiction of both such state and federal courts in respect of any such action or proceeding. The Investor and the SPV irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to laying the venue of any such action or proceeding in the courts of the State of Delaware located in Wilmington or in the courts of the United States located in the District of Delaware and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

9.10. **Severability**. If any provision of this Subscription Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such applicable law. Any provision hereof that may be held invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provisions hereof, and to this extent the provisions hereof shall be severable.

9.11. **Headings**. The headings in this Subscription Agreement are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof.

9.12. **General**. This Subscription Agreement shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, shall survive the admission of the Investor as a member of a SPV, and shall, if the Investor consists of more than one person, be the joint and several obligation of all such persons.

[*Remainder of page intentionally left blank. Signature page follows.*]

The undersigned have executed this instrument as of the date first above written.

SPV

MeWe I, as series of Wefunder SPV, LLC
By: Wefunder Admin, LLC, its Manager

By: *Founder Signature* Date:

Name: **Nicholas Tommarello** Title: **Chief Executive Officer**

Investor

[INVESTOR NAME]

By: *Investor Signature* Date:

CONTACT INFORMATION:

Name: **[INVESTOR NAME]**

Mailing Address:

City:

Country:

E-mail:

TERMS APPENDIX FOR THE PURCHASE OF
Sgrouples, Inc. dba MeWe SECURITIES BY MeWe I,
A SERIES OF WEFUNDER SPV, LLC, A DELAWARE
LIMITED LIABILITY COMPANY

Type of Security: Priced Round

Terms $0.842 per share and a $192M pre-money valuation

To view a copy of the contract, please see **Appendix B, Investor Contracts** of the Form C. The latest Form C or C/A filing be found here: https://www.sec.gov/cgi-bin/srch-edgar?text=%28FORM-TYPE%3DC%2FA+or+FORM-TYPE%3DC%29+and+CIK%3D0001619394&first=2016

SGROUPLES, INC. DBA MEWE

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of:

SGROUPLES, INC. DBA MEWE
4500 Park Granada Boulevard, Suite 202
Calabasas, CA 91302

1. **Background**. The undersigned understands that Sgrouples, Inc. dba MeWe, a Delaware corporation (the "***Company***"), is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder ("***Regulation Crowdfunding***"). This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***") and the Offering Statement, which is included therein (the "***Offering Statement***"). The Company is offering to both accredited and non-accredited investors up to 6,738,544 shares of its Series Community Preferred Stock, $0.00001 par value per Share (each a "***Share***" and, collectively, the "***Shares***" or "***Securities***") at a purchase price of $.842 per Share (the "***Purchase Price***").The minimum amount or target amount to be raised in the Offering is $250,000.00 (the "***Target Offering Amount***") and the maximum amount to be raised in the Offering is $5,000,000.00 (the "***Maximum Offering Amount***"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "***SEC***") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.9% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2. **Subscription.**

(a) *Terms*. Subject to the terms of this Subscription Agreement (the "***Agreement***") and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "***Offering Deadline***").

(b) *Acceptance*. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "***State Securities Laws***").

(c) *Payment*. Payment for the Securities shall be received by the Company from the undersigned by wire transfer of immediately available funds or other means approved by the Company at or prior to the Closing, for the aggregate Purchase Price for the number of Shares such Subscriber is purchasing.

3. **Closing.**

(a) *Closing*. Subject to Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "***Closing***") shall take place through the Portal within five (5) Business Days after the Offering Deadline (the "***Closing Date***").

(b) *Closing Conditions*. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount;

(iii) the undersigned shall have executed and delivered to the Company the Amended and Restated Stockholders Agreement, in the form attached hereto as Exhibit A;

(iv) the Company shall file the Amended and Restated Articles of Incorporation with the Secretary of State of the State of Delaware; and

(v) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. **Termination of the Offering; Other Offerings**. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. **Subscriber Representations**. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(k) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(l) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(m) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(n) The undersigned agrees that the undersigned will not sell, assign, pledge, give,

transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(o) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(p) The undersigned hereby represents that it is a crowdfunding vehicle as defined under the Investment Company Act of 1940, as amended (the "***ICA***"), organized and in good standing under the laws of the jurisdiction of its formation. The undersigned is qualified to engage in the activities contemplated by this Agreement.

(q) The undersigned affirms that it has been established exclusively for the purpose of aggregating capital from multiple investors to invest in securities offered pursuant to the Regulation Crowdfunding of the Securities Act, and is operated in compliance with the provisions of the Regulation Crowdfunding.

(r) The undersigned represents that it, and each of its investors, either meets the definition of an "accredited investor" as defined by Regulation D under the Securities Act, or has satisfied the investment limitations and suitability standards established under Regulation Crowdfunding.

(s) The undersigned represents that it has conducted its operations in a manner compliant with all applicable laws and regulations, including but not limited to the ICA and the Securities Act, and will continue to operate in compliance with said laws and regulations throughout the duration of its investment.

(t) The undersigned certifies that neither it nor any of its managers, officers, or principals are subject to any of the disqualifying events described in the ICA or the Securities Act. The undersigned will promptly notify the Company of any disqualifying events that occur while it is an investor.

6. **HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK. The undersigned** acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "***IRS***"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. **<u>Company Representations</u>**. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a) *Corporate Power*. The Company has been duly incorporated as corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its

business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) *Enforceability*. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) *Valid Issuance*. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended and Restated Articles of Incorporation and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) *No Conflict*. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended and Restated Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(i)

8. **<u>Indemnification</u>**. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9. **<u>Market Stand-Off</u>**. If so requested by the Company or any representative of the underwriters (the "***Managing Underwriter***") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "***Market Standoff Period***"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10. **General Provisions**

10.1. *Obligations Irrevocable*. Following the Closing, the obligations of the undersigned shall be irrevocable.

10.2. *Legend*. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10.3. *Notices*. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

10.4. *Governing Law*. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

10.5. *Submission to Jurisdiction*. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("***Proceedings***"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

10.6. *Entire Agreement*. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

10.7. *Waiver, Amendment*. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

10.8. *Waiver of Jury Trial*. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

10.9. *Invalidity of Specific Provisions*. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

10.10. *Titles and Subtitles*. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

10.11. *Counterparts*. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.12. *Electronic Execution and Delivery*. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

10.13. *Binding Effect*. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

10.14. *Survival*. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

10.15. *Notification of Changes*. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

(*Signature Page Follows*)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

SGROUPLES, INC. DBA MEWE

By: Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ____________________

INVESTOR:

[ENTITY_NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited
[X] Not Accredited

SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT

EXHIBIT A

AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

THIS AMENDED AND RESTATED STOCKHOLDERS AGREEMENT (this "**Agreement**"), is made as of [EFFECTIVE DATE], by and among Sgrouples, Inc., a Delaware corporation (the "**Company**"), each of stockholders listed on Schedule A hereto, each of which is referred to in this Agreement as a "**Stockholder**," and any additional Person that becomes a party to this Agreement in accordance with the terms hereof.

RECITALS

WHEREAS, certain of the Stockholders (the "**Existing Investors**") are party to that certain Stockholders Agreement, dated as of the date mentioned above, by and among the Company and the Existing Investors (the "**Prior Agreement**");

WHEREAS, (i) the Company and (ii) the holders of fifty percent (50%) of the voting power of the Capital Stock (as such term is defined in the Prior Agreement) held by the Existing Investors (on an as converted to Common Stock basis) (such holders, the "**Requisite Stockholders**") desire to amend and restate the Prior Agreement in its entirety and to accept the rights and obligations created pursuant to this Agreement in lieu of the rights and obligations granted to them under the Prior Agreement; and

WHEREAS, concurrently with the execution of this Agreement, the Company is entering into (and following execution of this Agreement, the Company may enter into) one or more subscription agreements (each, a "**Subscription Agreement**" and, collectively, the "**Subscription Agreements**") with one or more purchaser(s) (which purchaser(s) may include one or more special purpose entity(ies) formed for the purpose of such transaction), pursuant to which such purchasers have subscribed or may subscribe to purchase up to an aggregate of 13,477,088 shares of Series Community Preferred Stock.

NOW, THEREFORE, the Company and the Requisite Stockholders hereby agree that the Prior Agreement shall be amended and restated in its entirety as set forth herein and all of the parties to this Agreement further agree as follows:

Definitions. For purposes of this Agreement:

"**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such Person.

"**Board**" means the Board of Directors of the Company.

"**Bylaws**" means the bylaws of the Company, as amended and/or restated from time to time.

"**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context) and (b) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities or Equity Securities of the Company, in each case now owned or subsequently acquired by any Stockholder. For purposes of the number of

shares of Capital Stock held by a Stockholder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

"**Certificate of Incorporation**" means the Company's Restated Certificate of Incorporation, as amended and/or restated from time to time.

"**Common Stock**" means shares of the Company's Common Stock, par value $0.001 per share.

"**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

"**Competitor**" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the social networking business, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than ten percent (10)% of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor; provided that the Lead Investor and its Affiliates (other than any portfolio companies) shall not be deemed a Competitor for purposes of this Agreement.

"**Damages**" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

"**Deemed Liquidation Event**" shall have the meaning set forth in the Certificate of Incorporation.

"**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

"**Equity Securities**" means collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"**Excluded Registration**" means (i) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

"**Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

"**Form S-1**" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

"**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits forward incorporation of substantial information by reference to other documents filed by the Company with the SEC.

"**Holder**" means any holder of Registrable Securities who is a party to this Agreement.

"**Initiating Holders**" means, collectively, Holders who properly initiate a registration request pursuant to Section 11 of this Agreement.

"**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

"**Lead Investor**" means McCourt Broderick LLC.

"**Major Stockholder**" means any Stockholder that, individually or together with such Stockholder's Affiliates (including, in the case of Shepard, any Shepard Permitted Transferee), holds at least 12,000,000 shares of Common Stock, including any shares of Common Stock issued or issuable upon conversion of any Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

"**New Securities**" means all new Equity Securities.

"**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

"**Preferred Stock**" means, collectively, shares of the Series Seed I Preferred Stock, Series Seed II Preferred Stock, Series Seed III Preferred Stock, Series Seed IV Preferred Stock, Series Seed V Preferred Stock, Series A Preferred Stock and Series Community Preferred Stock.

"**Pro Rata Rights Holder**" means the Lead Investor and Shepard, in each case so long as such Person remains a Major Stockholder.

"**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) the Common Stock acquired by Shepard pursuant to the Shepard Purchase Agreements, (iii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Lead Investor or Shepard after the date hereof; and (iv) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) through (iv) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 13.1, and excluding for purposes of Section 11 any shares for which registration rights have terminated pursuant to Section 11.12 of this Agreement.

"**Registrable Securities then outstanding**" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

“**Restricted Securities**” means the securities of the Company required to be notated with the legend set forth in Subsection 2.2 hereof.

“**Rule 506(d) Related Party**” means, with respect to any Person, any other Person that is a beneficial owner of such first Person’s securities for purposes of Rule 506(d) under the Securities Act.

“**Sale of the Company**” shall mean either (a) a Stock Sale or (b) a transaction that qualifies as a Deemed Liquidation Event under the Certificate of Incorporation.

“**SEC**” means the Securities and Exchange Commission.

“**SEC Rule 144**” means Rule 144 promulgated by the SEC under the Securities Act.

“**SEC Rule 145**” means Rule 145 promulgated by the SEC under the Securities Act.

“**Securities Act**” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“**Selling Expenses**” means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 11.6.

“**Series A Preferred Stock**” means shares of the Company’s Series A Preferred Stock, par value $0.001 per share.

“**Series Community Preferred Stock**” means shares of the Company’s Series Community Preferred Stock, par value $0.001 per share.

“**Series Seed I Preferred Stock**” means shares of the Company’s Series Seed I Preferred Stock, par value $0.001 per share.

“**Series Seed II Preferred Stock**” means shares of the Company’s Series Seed II Preferred Stock, par value $0.001 per share.

“**Series Seed III Preferred Stock**” means shares of the Company’s Series Seed III Preferred Stock, par value $0.001 per share.

“**Series Seed IV Preferred Stock**” means shares of the Company’s Series Seed IV Preferred Stock, par value $0.001 per share.

“**Series Seed V Preferred Stock**” means shares of the Company’s Series Seed V Preferred Stock, par value $0.001 per share.

“**Shepard**” means Gregory M. Shepard, Sr..

“**Shepard Permitted Transferees**” means Shepard, any immediate family member of Shepard, any Affiliate of Shepard or any trust established solely for the benefit of Shepard and/or any immediate family members of Shepard.

“**Shepard Purchase Agreements**” means the Common Stock Purchase Agreement dated February 17, 2022 between the Company and Shepard and the Secondary Sale Purchase Agreement dated February 17, 2022 between the Company and Mark Weinstein.

“**SPAC**” shall have the meaning set forth in the Certificate of Incorporation.

"**SPAC Transaction**" shall have the meaning set forth in the Certificate of Incorporation.

"**Stockholder**" means each Stockholders set forth on Schedule A hereto and any other Person that holds Equity Securities and becomes a party to this Agreement in accordance with the terms hereof.

"**Stock Purchase Agreement**" means that certain Series A Preferred Stock Purchase Agreement, dated as of February 17, 2022, by and among the Company and the other parties thereto.

"**Stock Sale**" means a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

Restrictions on Transfer.

Restrictions on Transfer. The Capital Stock shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Stockholder will cause any proposed purchaser, pledgee, or transferee of the Capital Stock held by such Stockholder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

Legends. Each certificate, instrument, or book entry representing (a) the Capital Stock and (b) any other securities issued in respect of Capital Stock upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Subsection 2.3) be notated with a legend substantially in the following form:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE OR BOOK ENTRY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.
>
> THE SECURITIES REPRESENTED BY THIS CERTIFICATE OR BOOK ENTRY ARE SUBJECT TO A STOCKHOLDERS AGREEMENT BETWEEN THE COMPANY AND CERTAIN STOCKHOLDERS OF THE COMPANY, WHICH STOCKHOLDERS AGREEMENT INCLUDES A VOTING AGREEMENT AND CERTAIN TRANSFER RESTRICTIONS, AND MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF SUCH STOCKHOLDERS AGREEMENT, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.
>
> THE SECURITIES REPRESENTED BY THIS CERTIFICATE OR BOOK ENTRY ARE SUBJECT TO A RIGHT OF FIRST REFUSAL IN FAVOR OF THE COMPANY AND/OR ITS ASSIGNEE(S) AND TRANSFER RESTRICTIONS AS PROVIDED IN THE BYLAWS OF THE COMPANY THAT PROVIDES FOR TRANSFER RESTRICTIONS AT THE DISCRETION OF THE COMPANY. SUCH RIGHT OF FIRST REFUSAL AND TRANSFER RESTRICTIONS ARE BINDING UPON TRANSFEREES OF THESE SECURITIES. COPIES OF THE BYLAWS OF THE COMPANY MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

The Stockholders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.

2.3 Notice Requirements. The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Stockholder thereof shall give

notice to the Company of such Stockholder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Stockholder's expense by either (a) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (b) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (c) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Stockholder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Stockholder to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144 or (y) in any transaction in which such Stockholder distributes Restricted Securities to an Affiliate of such Stockholder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Section 2. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the first restrictive legend set forth in Subsection 2.2, except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Stockholder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

Prohibited Transferees. Notwithstanding any provision in this Agreement to the contrary, without the prior approval of the Board, no Stockholder shall transfer any Capital Stock or other Derivative Securities to (a) any entity which, in the determination of the Board, is a Competitor; or (b) any customer, distributor or supplier of the Company, if the Board should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier, provided that the foregoing restriction shall not apply to the Lead Investor and its Affiliates (other than portfolio companies) to the extent the Lead Investor or such Affiliates is (are) the prospective transferee(s) of Capital Stock.

Information Rights.

Delivery of Financial Statements. The Company shall deliver the following information to each Major Stockholder (except that that the Company shall not be obligated to deliver any such information to a Major Stockholder if the Board has reasonably determined that such Major Stockholder or any of its Affiliates is a Competitor of the Company (it being understood that the Lead Investor and its Affiliates will be deemed not to be Competitors for this purpose)):

(a) **as soon as practicable, but in any event within one hundred and fifty (150) days after the end of each fiscal year of the Company (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and (iii) a statement of stockholders' equity as of the end of such year all such financial statements audited and certified by independent public accountants of nationally recognized standing selected by the Company;**

(b) **as soon as practicable, but in any event within forty-five (45) days after the end of each quarter of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);**

(c) **as soon as practicable, but in any event thirty (30) days following the end of each fiscal year, a budget and business plan for the next fiscal year, approved by the Board and prepared on a monthly**

basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company; and

(d) **such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Stockholder may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Section 3.1(d) to provide such other information if the Company reasonably determines in good faith (i) that such information constitutes a trade secret or confidential information (unless, in the case of confidential information that is not a trade secret, such confidential information is covered by an enforceable confidentiality agreement, in a form acceptable to the Company); (ii) that disclosure of such information would adversely affect the attorney-client privilege between the Company and its counsel or (iii) that providing such information would result in an actual conflict of interest with the applicable Major Stockholder or its Affiliates (or, in the case of Shepard, any Shepard Permitted Transferee) (e.g. if such information relates to a transaction or legal proceeding with the Company in which any such Person is the counterparty to such transaction or legal proceeding).**

Notwithstanding anything else in this Subsection 3.1 to the contrary, the Company may cease providing the information set forth in this Subsection 3.1 during the period starting with the date thirty (30) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Subsection 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

Inspection. The Company shall permit each Major Stockholder (provided that the Board has not reasonably determined that such Major Stockholder is a Competitor of the Company), at such Major Stockholder's expense and reasonable request, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company; provided, however, that the Company shall not be obligated pursuant to this Subsection 3.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.3 **Observer Rights. As long as (i) the Lead Investor owns not less than a majority of the shares of Series A Preferred Stock it is purchasing under the Stock Purchase Agreement (or an equivalent amount of Common Stock issued upon conversion thereof), the Company shall invite a designee of the Lead Investor (the "Lead Investor Observer") to attend all meetings of the Board of Directors in a nonvoting observer capacity and, in this respect, shall give such designee copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors, and (ii) Shepard and/or any Shepard Permitted Transferrees continue to own own not less than 14,285,050 shares of Common Stock of the Company (including shares of Common Stock issuable upon conversion of Preferred Stock) (appropriately adjusted to reflect any stock dividend, stock split, reverse stock split or similar recapitalization event), the Company shall invite Shepard to attend all meetings of the Board of Directors in a nonvoting observer capacity, and, in this respect, shall give Shepard copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, that the Company reserves the right to withhold any information and to exclude the Lead Investor Observer and Shepard from any meeting or portion thereof if the Company determines in good faith that access to such information or attendance at such meeting (x) could adversely affect the attorney-client privilege between the Company and its counsel, (y) could result in disclosure of trade secrets or (z) involves an actual conflict of interest with the Lead Investor Observer, the Lead Investor and/or any of their Affiliates (in the case of the Lead Investor Observer) or Shepard and/or any Shepard Permitted Transferees (in the case of Shepard) (e.g. in connection with a transaction or legal proceeding with the Company in which any such Person is the counterparty to such transaction or legal proceeding); provided further that if the**

Company elects to exclude an observer and/or withhold information in reliance on clause (x) or (y) of the preceding proviso, the Company shall treat each of the Lead Investor Observer and Shepard equally (i.e. such exclusion or withholding of information shall apply equally to each of them). As a condition to exercising the observer rights set forth in this Section 3.3, each of the Lead Investor Observer and Shepard will be required to execute a confidentiality agreement with the Company agreeing to hold in confidence all information provided to them in their capacity as observers.

Rights to Future Stock Issuances.

Right of First Offer. Subject to the terms and conditions of this Subsection 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer a portion of such New Securities to each Pro Rata Rights Holder equal to such Pro Rata Rights Holder's Pro Rata Share. Each Pro Rata Rights Holder shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself (or himself) and (ii) its (or his) Affiliates; provided that, (i) solely with respect to Affiliates that are portfolio companies (a "**Portfolio Affiliate**"), each such Portfolio Affiliate is not a Competitor, unless such Portfolio Affiliate's purchase of New Securities is otherwise consented to by the Board, and (y) each such Affiliate agrees to enter into this Agreement.

(a) **The Company shall give notice (the "Offer Notice") to each Pro Rata Rights Holder, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.**

(b) **By notification to the Company within twenty (20) days after the Offer Notice is given, each Pro Rata Rights Holder may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Pro Rata Rights Holder (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Preferred Stock and any other Derivative Securities then held by such Pro Rata Rights Holder) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and any other Derivative Securities then outstanding) ("Pro Rata Share"). The closing of any sale pursuant to this Subsection 4.1(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Subsection 4.1(c).**

(c) **If any New Securities which any Pro Rata Rights Holder may elect to purchase pursuant to Subsection 4.1(b) are not elected to be purchased or acquired as provided in Subsection 4.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Subsection 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities prior to or within such period, or if such agreement is not consummated within sixty (60) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Pro Rata Rights Holders in accordance with this Subsection 4.1.**

(d) **The right of first offer in this Subsection 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Certificate of Incorporation); (ii) shares of Common Stock issued in the IPO or a SPAC Transaction and (iii) the issuance of shares of Series Community Preferred Stock to one or more purchasers pursuant to the Subscription Agreements.**

(e) **Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of this Subsection 4.1, the Company may elect to give notice to each Pro Rata Rights Holder within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price and terms of the New Securities. The Pro Rata Rights Holders shall have twenty (20) days from the date notice is given to elect to purchase up to the number of New Securities that would, if purchased by the such Pro Rata Rights Holder, maintain such Pro Rata Rights Holder's percentage ownership position, calculated as set forth in Subsection 4.1(b)**

before giving effect to the issuance of such New Securities. In addition, notwithstanding any provision hereof to the contrary, (i) in the event one or more third party investors in a financing transaction to which this Section 4.1 would otherwise apply requests that the right of first offer under this Subsection 4.1 be waived in connection with such financing transaction and the Lead Investor waives its rights to purchase any New Securities in connection with such transaction to which this Section 4.1 would otherwise apply, then such waiver shall also apply to Shepard (and Shepard shall not have the right to purchase any New Securities in connection with such transaction) or (ii) in the event one or more third party investors in a financing transaction to which this Section 4.1 would otherwise apply requests that the right of first offer under this Subsection 4.1 not be exercised in full in connection with such transaction and the Lead Investor elects to purchase less than its Pro Rata Share in connection with such transaction, then Shepard's right to purchase New Securities in such transaction will be limited to the same percentage of Shepard's Pro Rata Share as the Lead Investor elected to purchase of its Pro Rata Share (i.e. if the Lead Investor elects to purchase 25% of its Pro Rata Share of New Securities in connection with such transaction, then Shepard's right to purchase New Securities in such transaction would be limited to 25% of Shepard's Pro Rata Share of such New Securities as well).

4.3 **Termination. The covenants set forth in Subsection 4.1 shall terminate and be of no further force or effect, (i) immediately before the consummation of the IPO or SPAC Transaction or (ii) upon the closing of a Deemed Liquidation Event, whichever event occurs first.**

Voting Provisions Regarding the Board.

Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Equity Securities owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 8, the following persons shall be elected to the Board:

(a) **One individual designated by Mark Weinstein ("Weinstein"), for so long as Weinstein and his Affiliates continue to own beneficially an aggregate of at least five percent (5%) of the fully diluted shares of Common Stock of the Company (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock), which individual shall initially be Weinstein;**

(b) **One individual designated from time to time by Lonesome Boar, LLC ("Lonesome Boar"), for so long as Lonesome Boar and its Affiliates continue to own beneficially an aggregate of at least five percent (5%) of the fully diluted shares of Common Stock of the Company (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock), which individual shall initially be Max Duncan;**

(c) **One individual designated from time to time by the Lead Investor, for so long as the Lead Investor and its Affiliates continue to own beneficially at least a majority of the shares of Series A Preferred Stock it is purchasing under the Stock Purchase Agreement (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock) (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), which individual shall initially be Braxton Woodham;**

(d) **One individual designated by Shepard (such individual, the "Shepard Designee"), for so long as Shepard and/or Shepard Permitted Transferees continue to own not less than 14,285,050 shares of Common Stock of the Company (including shares of Common Stock issuable upon conversion of Preferred Stock) (appropriately adjusted to reflect any stock dividend, stock split, reverse stock split or similar recapitalization event), which individual shall initially be Jason Hardy; provided that any successor GS Designee to Mr. Hardy will be subject to approval of a majority of the members of the Board and any request to remove Mr. Hardy will be subject to approval of a majority of the members of the Board;**

(e) **The Company's Chief Executive Officer, who shall initially be Jeffrey Edell (the "CEO Director"), provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, then at the request of the Board (i) the CEO Director, to the extent he or she is a party to**

this Agreement, agrees to tender his or her resignation from the Board; and (ii) each of the Stockholders shall promptly vote their respective shares (A) to remove the former Chief Executive Officer from the Board if such person has not already resigned as a member of the Board and (B) to elect such person's replacement as Chief Executive Officer of the Company as the new CEO Director; and

(f) **Any other individuals approved by a majority of the Board (the "Additional Directors"), which individuals shall initially be Jonathan Wolfe and Divya Narendra; provided that the maximum size of the Board shall be nine directors.**

The directors referenced in clauses (a) through (d) and clause (f) of this Section 5.1, the "**Designated Directors**" and each a "**Designated Director**"). To the extent that any of clauses (a) through (e) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Certificate of Incorporation.

5.2 **Initial Directors. The directors on the Board shall initially be Jeffrey Edell (Chair), Mark Weinstein, Max Duncan, Braxton Woodham, Jason Hardy, Divya Narendra, and Jonathan Wolfe.**

Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible and willing to serve as provided herein and otherwise, such Board seat shall remain vacant.

Removal; Vacancies. Each Stockholder agrees to vote, or cause to be voted, all of such Stockholder's Equity Securities having voting power (and any other Equity Securities over which such Stockholder, directly or indirectly, whether as a beneficial owner or otherwise, exercises voting control, jointly or otherwise, with its Affiliates, if any) for the removal of any Designated Director upon the request of the Person then entitled to designate such Designated Director as set forth in Subsection 5.1 above (or of an Additional Director at the request of a majority of the members of the Board) and for the election to the Board of a substitute Designated Director designated by such Person in accordance with the provisions hereof (or of a substitute Additional Director at the request of a majority of the members of the Board). Each Stockholder further agrees to vote all of such Stockholder's Equity Securities having voting power (and any other Equity Securities over which such Stockholder exercises voting control) in such manner as shall be necessary or appropriate to ensure that any vacancy of a Designated Director or Additional Director seat on the Board occurring for any reason (including any such vacancy as of the date hereof) shall be filled only in accordance with the provisions of this Section 5.

No director elected pursuant to Sections 5.1 or 5.3 of this Agreement may be removed from office unless (i) such removal is directed by the Person entitled under Section 5.1 to designate such director; or (ii) the Person originally entitled to designate such director or occupy such Board seat pursuant to Section 5.1 is no longer so entitled to designate such director or occupy such Board seat;

Any vacancies created by the resignation, removal or death of a director elected pursuant to Sections 5.1 or 5.3 shall be filled pursuant to the provisions of this Section 5; and

Upon the request of any party entitled to designate a director as provided in Sections 5.1(a), (b) or (c) to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Section 5, and the Company agrees at the request of any Person or group entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

5.6 **Matters Requiring Board Approval. The Company shall not take any of the following actions without approval of the Board:**

(a) **authorize or enter into any equity or debt financing transaction;**

(b) **liquidate, dissolve or wind-up the business and affairs of the Company, or effect any merger or consolidation or any other Deemed Liquidation Event;**

(c) **hire, terminate, or materially change the compensation of any executive officers; or**

(d) **acquire or dispose of material assets or businesses, other than in the ordinary course of business.**

5.7 Conflicts; Recusal. At the request of the Board, any director shall recuse him or herself from any portion of a Board or Board committee meeting involving the consideration of or voting upon any matter in which such director or any of such director's Affiliates, immediate family members or related trusts has an actual conflict of interest._

6. **Drag-Along Right.**

6.6 Actions to be Taken. In the event that (i) the holders of a majority of the shares of Preferred Stock and Common Stock, voting together as a single class on an as-converted basis, (ii) solely to the extent that approval of holders of a majority of the Series A Preferred Stock is required under Section 2.4.1 of the Certificate of Incorporation for a Sale of the Company, the holders of a majority of the shares of Series A Preferred Stock, voting exclusively as a separate class on an as-converted basis (collectively, (i) and, if applicable, (ii) are the "Selling Holders"), and (iii) the Board approve a Sale of the Company in writing, specifying that this Section 6 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Subsection 6.2, each Stockholder and the Company hereby agree:

(a) **if such transaction requires stockholder approval, with respect to all Equity Securities that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Equity Securities in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Certificate of Incorporation required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;**

(b) **if such transaction is a Stock Sale, to sell the same proportion of shares of Capital Stock of the Company beneficially held by such Stockholder as is being sold by the Selling Holders to the Person to whom the Selling Holders propose to sell their Equity Securities, and, except as permitted in Subsection 6.2, on the same terms and conditions as the other stockholders of the Company;**

(c) **to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Holders in order to carry out the terms and provision of this Section 6, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;**

(d) **not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Equity Securities owned by such party or Affiliate in a voting trust or subject any Equity Securities to any arrangement or agreement with respect to the voting of such Equity Securities, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;**

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Selling Holders or any Affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the Equity Securities pursuant to this Section 6 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of Equity Securities which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Equity Securities; and

(g) in the event that the Selling Holders, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

6.7 **Conditions.** Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Subsection 6.1 in connection with any proposed Sale of the Company (the "Proposed Sale"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Equity Securities, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Equity Securities such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) such Stockholder is not required to agree to any restrictive covenant in connection with the Proposed Sale (including without limitation any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale);

(c) such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the

Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d) **the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);**

(e) **liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Certificate of Incorporation) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;**

(f) **upon the consummation of the Proposed Sale (i) each holder of each class or series of the Capital Stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, and if any holders of Capital Stock are given a choice as to the form of consideration to be received as a result of the Proposed Sale, all holders of such Capital Stock will be given the same option, (ii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, (iii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, and (iv) unless waived pursuant to the terms of the Certificate of Incorporation and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Certificate of Incorporation in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Subsection 6.2(f), if the consideration to be paid in exchange for the Equity Securities held by the Stockholders pursuant to this Subsection 6.2(f) includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Equity Securities held by such Stockholder which would have otherwise been sold by such Stockholder an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for Equity Securities held by the Stockholders; and**

(g) **subject to clause (f) above, requiring the same form of consideration to be available to the holders of any single class or series of Capital Stock, if any holders of any Capital Stock are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such Capital Stock will be given the same option; provided, however, that nothing in this Section 6.2(g) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.**

Restrictions on Sales of Control. No Stockholder shall be a party to any Stock Sale unless (a) all Major Stockholders are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Certificate of Incorporation in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the

requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Certificate of Incorporation, elect to so waive.

7. **Remedies.**

Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company, and a designee of the Selling Holders, and each of them, with full power of substitution, with respect to votes regarding composition of the Board pursuant to Section 5 hereof and/or any Sale of the Company pursuant to Section 6 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of Section 5 or Section 6 of this Agreement, all of such party's Equity Securities having voting power (and any other Equity Securities over which he, she or it, directly or indirectly, whether as a beneficial owner or otherwise, exercises voting control, jointly or otherwise, with its Affiliates, if any) in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Section 5 and Section 6 of this Agreement or to take any action reasonably necessary to effect Section 5 and Section 6 of this Agreement. The power of attorney granted hereunder shall authorize the Chief Executive Officer of the Company to execute and deliver the documentation referred to in Subsection 6.1(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Subsection 7.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Subsection 13.7 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to such Equity Securities and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Subsection 13.7 hereof, purport to grant any other proxy or power of attorney with respect to any of such Equity Securities, deposit any of such Equity Securities into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any such Equity Securities, in each case, with respect to any of the matters set forth herein.

Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

8. **Bad Actor Matters.**

8.1 Representations.

(a) **Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) under the Securities Act (each, a "Disqualification Event") is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification**

Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "Disqualified Designee." Notwithstanding anything to the contrary in this Agreement, each Stockholder makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Stockholder solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Stockholder are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b) **The Company hereby represents and warrants to the Stockholders that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.**

Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 5.2, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

Additional Covenants.

Insurance. The Company shall maintain, from financially sound and reputable insurers, Directors and Officers liability insurance in an amount and on terms and conditions satisfactory to the Board, and will use commercially reasonable efforts to cause such insurance policies to be maintained until such time as the Board determines that such insurance should be discontinued.

9.2 **Employee Agreements. The Company will cause (i) each Person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure and proprietary rights assignment agreement; and (ii) each future Key Employee (as defined in the Stock Purchase Agreement) to enter into a one (1) year nonsolicitation agreement, substantially in the form approved by the Board.**

9.3 **Employee Stock. Unless otherwise approved by the Board, all future employees and consultants of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four (4) year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months, and (ii) a market stand-off provision substantially similar to that in Section 11.11. Without the prior approval by the Board, the Company shall not amend, modify, terminate, waive or otherwise alter, in whole or in part, any stock purchase, stock restriction or option agreement with any existing employee or service provider if such amendment would cause it to be inconsistent with this Section 9.3. In addition, unless otherwise approved by the Board, the Company shall retain (and not waive) a "right**

of first refusal" on employee transfers until the IPO and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.

9.4 **Qualified Small Business Stock. The Company shall use commercially reasonable efforts to cause the shares of Series A Preferred Stock and the shares of Common Stock acquired by Shepard from the Company pursuant to the Shepard Purchase Agreements, as well as any shares into which such shares are converted, within the meaning of Section 1202(f) of the Internal Revenue Code (the "Code"), to constitute "qualified small business stock" as defined in Section 1202(c) of the Code; provided, however, that such requirement shall not be applicable if the Board determines, in its good-faith business judgment, that such qualification is inconsistent with the best interests of the Company. The Company shall submit to its stockholders (including the Major Stockholders) and to the Internal Revenue Service any reports that may be required under Section 1202(d)(1)(C) of the Code and the regulations promulgated thereunder. In addition, within twenty (20) business days after any Major Stockholder's written request therefor, the Company shall, at its option, either (i) deliver to such Major Stockholder a written statement indicating whether (and what portion of) such Major Stockholder's interest in the Company constitutes "qualified small business stock" as defined in Section 1202(c) of the Code or (ii) deliver to such Major Stockholder such factual information in the Company's possession as is reasonably necessary to enable such Major Stockholder to determine whether (and what portion of) such Major Stockholder's interest in the Company constitutes "qualified small business stock" as defined in Section 1202(c) of the Code.**

9.5 **Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, the Certificate of Incorporation, or elsewhere, as the case may be.**

9.6 **Related Party Transactions. The Company shall not enter into any material agreement with any Affiliate, officer or director of the Company, or any Affiliate of any such person, outside the ordinary course of business without the approval of a majority of the disinterested directors of the Company.**

9.7 Right to Conduct Activities. The Company hereby agrees and acknowledges that the Lead Investor (together with its Affiliates) is a professional investment organization, and as such reviews the business plans and related proprietary information of many enterprises, some of which may compete directly or indirectly with the Company's business (as currently conducted or as currently propose to be conducted). The Company hereby agrees that, to the extent permitted under applicable law, the Lead Investor (and its Affiliates) shall not be liable to the Company for any claim arising out of, or based upon, (i) the investment by the Lead Investor (or its Affiliates) in any entity competitive with the Company, or (ii) actions taken by any partner, officer, employee or other representative of the Lead Investor (or its Affiliates) to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; provided, however, that the foregoing shall not relieve (x) the Lead Investor from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to this Agreement, or (y) any director or officer of the Company from any liability associated with his or her fiduciary duties to the Company.

10. **[Intentionally Omitted.]**

11. **Registration Rights. The Company covenants and agrees as follows:**

11.2 **Demand Registration.**

(a) Form S-1 Demand. If at any time after 180 days after the effective date of the registration statement for the IPO, the Company receives a request from Holders of a majority of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement having an anticipated aggregate offering price, net of Selling Expenses, of at least $10 million, then the Company shall (x) within 10 days after the date such request is given, give notice thereof (the "Demand Notice") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within 60 days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within 20 days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 11.1(c) and 11.3.

(b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least twenty percent (20%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $3 million, then the Company shall (i) within 10 days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within 45 days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within 20 days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 11.1(c) and 11.3.

(c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 11.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than 90 days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such ninety (90) day period other than an Excluded Registration.

(d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 11.1(a); (i) during the period that is 60 days before the Company's good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected one registration pursuant to Section 11.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 11.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 11.1(b) (i) during the period that is 30 days before the Company's good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected one registration pursuant to Section 11.1(b) within the 12 month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Section 11.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the

registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Section 11.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Section 11.1(d); provided, that if such withdrawal is during a period the Company has deferred taking action pursuant to Section 11.1(c), then the Initiating Holders may withdraw their request for registration and such registration will not be counted as "effected" for purposes of this Section 11.1(d).

11.3 **Company Registration.** If the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within 20 days after such notice is given by the Company, the Company shall, subject to the provisions of Section 11.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 11.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 11.6.

11.4 **Underwriting Requirements.**

(a) If, pursuant to Section 11.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 11.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 11.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 11.3, if the managing underwriter(s) advise the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

(b) In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 11.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling

Holders in proportion (as nearly as practicable) to the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below 25% of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the provision in this Section 11.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

11.5 **Obligations of the Company. Whenever required under this Section 11 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:**

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to 120 days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such 120 day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such 120 day period shall be extended for up to 180 days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective

date of such registration;

(h) promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

11.6 **Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 11 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.**

11.7 **Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 11, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company shall be borne and paid by the Company; and the reasonable fees and disbursements, not to exceed $50,000, of one counsel for the selling Holders ("Selling Holder Counsel"); provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 11.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Sections 11.1(a) or 11.1(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Sections 11.1(a) or 11.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 11 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.**

11.8 **Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 11.**

11.9 **Indemnification. If any Registrable Securities are included in a registration statement under this Section 11:**

(a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 11.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 11.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Sections 11.8(b) and 11.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 11.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 11.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 11.8, only to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 11.8.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 11.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 11.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 11.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from

others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Section 11.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 11.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control; provided, however, that any matter expressly provided for or addressed by the foregoing provisions that is not expressly provided for or addressed by the underwriting agreement shall be controlled by the foregoing provisions.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 11.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 11, and otherwise shall survive the termination of this Agreement or any provision(s) of this Agreement.

11.10 **Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:**

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after 90 days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

11.11 **Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would (i) allow such holder or prospective holder to include such**

securities in any registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the same extent that Registrable Securities of Holders that are included in such registration (i.e., subject to pro rata cutbacks), or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder (provided that securities of such holder may be taken into account in determining whether the thresholds for a demand registration in this Agreement are taken into account); provided that this limitation shall not apply to Registrable Securities acquired by any additional Stockholder that becomes a party to this Agreement in accordance with Section 13.9.

11.12 "Market Stand-off" Agreement. Each Stockholder hereby agrees that it will not, without the prior written consent of the Company or the managing underwriter (in connection with the IPO) or the SPAC (in connection with a SPAC Transaction), during the period commencing on the date (a) of the final prospectus relating to the registration by the Company for its own behalf of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3 or (b) the closing of the SPAC Transaction, and ending on the date specified by the Company and the managing underwriter (for an IPO) or the Company and the SPAC (for a SPAC Transaction) (such period not to exceed (x) one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter (in connection with an IPO) or the SPAC (in connection with a SPAC Transaction) to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules or NYSE rules, or (y) ninety (90) days in the case of any registration other than the IPO or SPAC Transaction), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations or opinions, including, but not limited to, the restrictions contained in applicable FINRA rules or NYSE rules, (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock held immediately prior to the effectiveness of the registration statement for the IPO (or, in the case of a SPAC Transaction, any shares of the common stock or other share capital of the SPAC or any securities convertible into or exercisable or exchangeable, directly or indirectly, for such common stock or other share capital) (whether such shares or any such securities are then owned by the Stockholder or are thereafter acquired); or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock, the common stock or share capital of the SPAC or other securities, in cash, or otherwise. The foregoing provisions of this Section 11.11 shall not apply to (1) the sale of any shares to an underwriter pursuant to an underwriting agreement in an IPO or to the sale of any shares to the SPAC in a SPAC Transaction, (2) any shares purchased in an IPO or SPAC Transaction, (3) any shares purchased in open market transactions following an IPO or SPAC Transaction, (4) the sale of any shares to an underwriter pursuant to an underwriting agreement, or (5) the transfer of any shares to an Affiliate or any trust for the direct or indirect benefit of the Stockholder or a Family Member of the Stockholder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall only be applicable if all officers, directors and holders of more than five percent (5%) of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock) enter into similar agreements. The underwriters in connection with an IPO, and the SPAC in a SPAC Transaction, are intended third-party beneficiaries of this Section 11.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Stockholder further agrees to execute such agreements as may be reasonably requested by the

underwriters in the IPO and the SPAC in a SPAC Transactions that are consistent with this Section 11.11 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Company stockholders that are subject to such agreements, based on the number of shares subject to such agreements.

11.13 **Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Sections 11.1 or 11.2 shall terminate upon the earliest to occur of:**

(a) the closing of a Deemed Liquidation Event;

(b) such time after the consummation of the IPO as SEC Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation during a three-month period without registration; and

(c) the fifth anniversary of the IPO.

12. Right of First Refusal and Co-Sale**. If the Company grants future investors ("Future Investors") rights of first refusal and co-sale with respect to transfers of shares by certain key holders of the Company's capital stock, the Company and such key holders shall provide substantially equivalent rights to the Lead Investor, subject to the Lead Investor's execution of any relevant documents executed by the Future Investors.**

Miscellaneous.

Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

Confidentiality. Each Stockholder agrees that such Stockholder will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement or otherwise (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Subsection 13.2 by such Stockholder), (b) is or has been independently developed or conceived by such Stockholder without use of the Company's confidential information, or (c) is or has been made known or disclosed to such Stockholder by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that a Stockholder may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) with the prior approval of the Company, to any prospective purchaser of any shares of Capital Stock from such Stockholder, if such prospective purchaser agrees to be bound by the provisions of this Subsection 13.2; (iii) to any existing or prospective Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Stockholder in the ordinary course of business, provided that such Stockholder informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information (and such Stockholder shall be responsible for any breach of the provisions of this Subsection 13.2 by such other Person); or (iv) as may otherwise be required by law, regulation, rule, court order or subpoena, provided that such Stockholder promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

Notices.

(a) **All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Subsection 13.6. If notice is given to the Company, a copy shall also be sent (which shall not constitute notice) to Latham & Watkins LLP, attention: Alex Voxman, Esq., 355 South Grand Avenue, Suite 100 Los Angeles, CA 90071-1560. If notice is given to the Lead Investor, a copy (which copy shall not constitute notice) shall also be sent to Cooley LLP, 1333 2nd Street, Suite 400, Santa Monica, CA 90401, Attention: David R. Young.**

(b) **Consent to Electronic Notice. Each Stockholder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "DGCL"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number set forth below such Stockholder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each Stockholder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.**

Termination. This Agreement shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, (iii) upon the closing of a Deemed Liquidation Event, or (iv) consummation of a SPAC Transaction, whichever event occurs first (except that in the case of clause (iii), the obligations of the Stockholders under Section 6 and the provisions of Section 7 (as they relate to Section 6) shall survive such termination with respect to the applicable Deemed Liquidation Event, provided that such Deemed Liquidation Event is a Sale of the Company approved in accordance with Section 6.1).

Amendments and Waivers. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of (i) the Company and (ii) the holders of fifty percent (50%) of the voting power of the Capital Stock then outstanding held by all Stockholders (on an as converted to Common Stock basis); provided that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing:

(a) **this Agreement may not be amended, modified or terminated, and no provision hereof may be waived, in each case, in a way which would materially and adversely affect the rights of a Stockholder or group of Stockholders hereunder in a manner disproportionate to any adverse effect that such amendment, modification, termination or waiver would have on the rights of the other Stockholders hereunder,**

without also the written consent of such Stockholder or holders of at least a majority of the shares of Capital Stock then held by Stockholders comprising such group of Stockholders;

(b) **the provisions of Subsection 5.1(a) and of this Subsection 13.8(b) may not be amended without the written consent of Weinstein;**

(c) **the provisions of Subsection 5.1(b) and of this Subsection 13.8(c) may not be amended without the written consent of Lonesome Boar;**

(d) **the provisions of Subsection 5.1(c), Section 3.3 (as it relates to the Lead Investor), Section 9.7 and of this Subsection 13.8(d) may not be amended without the written consent of the Lead Investor;**

(e) **the provisions of Subsection 5.1(d), Section 3.3 (as it relates to the Shepard) and of this Subsection 13.8(e) may not be amended without the written consent of Shepard;**

(f) **the provisions of Section 4 may not be amended in a manner that is adverse to the Lead Investor or Shepard without the consent of the Lead Investor or Shepard, as applicable; provided, however, that any amendment to Section 4 that is made for the purpose of granting one or more stockholders of the Company rights under Section 4 that are equivalent to those of the Lead Investor shall be deemed not to adversely affect the Lead Investor or Shepard and will not require the consent of the Lead Investor or Shepard;**

(g) **so long as at least 5,523,895 shares of Series A Preferred Stock remain outstanding, any amendment or waiver of the terms of this Agreement that adversely affects the holders of Series A Preferred Stock in any material respect will require the consent of holders of a majority of the Series A Preferred Stock; provided that this Subsection 13.8(g) shall not apply with respect to any amendment or waiver that is entered into in connection with an equity financing transaction unless the consent of holders of a majority of Series A Preferred Stock is required under Section 2.4.4 of the Certificate of Incorporation in connection with such equity financing transaction;**

(h) **any amendment, modification or waiver to or with respect to the provisions of Sections 3.1 or 3.2, or this Section 13.8(h) that adversely affects any Major Stockholder(s) that hold(s) Preferred Stock in any material respect (each such affected Major Stockholder with respect to such amendment, modification or waiver, an "Affected Major Stockholder") will require the written consent of the Company and the holders of at least a majority of the shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Stock) then outstanding and held by the Major Stockholders (on an as converted basis); provided that (i) any such amendment or modification that is made for the purpose of providing all or any of the rights covered by any such Sections to any current or future stockholders (including in connection with future equity financings) shall be deemed not to adversely affect any Major Stockholders for this purpose (and will not require consent under this Section 13.8(h)), (ii) the rights of a Major Stockholder under Section 3.1 may not be eliminated without the consent of such Major Stockholder (but, upon reasonable request by the Company, the applicable time periods for complying with such provisions may be extended up to sixty (60) days by written consent of holders of at least a majority of the shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Stock) then outstanding and held by the Major Stockholders (on an as converted basis)); and (iii) any such amendment, modification or waiver that is consented to in writing by each applicable Affected Major Stockholder shall not require consent under this Section 13.8(h) with respect to such amendment, modification or waiver; and**

(i) **Schedule A hereto may be amended by the Company from time to time without the consent of the other parties to (A) add transferees of any Capital Stock in compliance with the terms of this Agreement or (B) to add information regarding any additional Stockholder who becomes a party to this Agreement in accordance with the terms of this Agreement.**

Any amendment, modification, termination, or waiver effected in accordance with this Subsection 13.8 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term,

condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

Additional Stockholders. In the event that after the date of this Agreement, the Company issues Equity Securities to any Person that is not already a party to this Agreement, the Company may, as a condition to such issuance (or, if such Person is acquiring more than 1% of the Company's outstanding Equity Securities (on an as converted to Common Stock basis), the Company shall, as a condition to such issuance), cause such Person to execute a counterpart signature page hereto, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to the Stockholders.

Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

Entire Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated to read in its entirety as set forth in this Agreement, shall be superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

The prevailing party shall be entitled to seek reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right,

power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

Stock Splits, Stock Dividends, etc. In the event of any issuance of Equity Securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Equity Securities shall become subject to this Agreement.

Manner of Voting. The voting of Capital Stock pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Capital Stock pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

Transfers. Each transferee or assignee of any Equity Securities subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering a counterpart signature page hereto, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to the Stockholders. The Company shall not permit the transfer of the Equity Securities subject to this Agreement on its books or issue a new certificate representing any such Equity Securities unless and until such transferee shall have complied with the terms of this Section 13.18.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

<u>THE COMPANY</u>:

SGROUPLES, INC. DBA MEWE

By: *Founder Signature*

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

<u>STOCKHOLDER</u>:

Name of Stockholder: [ENTITY_NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

SCHEDULE A